# SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

# Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the Fiscal Year ended March 31, 2012**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from to**



**Commission File Number 001-07731**

# EMERSON RADIO CORP.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **22-3285224**<br>(I.R.S. Employer Identification Number) |
| **3 University Plaza, Suite 405, Hackensack, NJ**<br>(Address of principal executive offices) | **07601**<br>(Zip Code) |



**Registrant's telephone number, including area code:**
**(973) 428-2000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, par value $.01 per share | NYSE MKT |

**Securities registered pursuant to Section 12(g) of the Act:**
**None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ YES ☒ NO.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act). ☐ YES ☒ NO.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirement for the past 90 days. ☒ YES ☐ NO.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ YES ☐ NO.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☐ |
| Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☒ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ YES ☒ NO.

Aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates of the registrant at September 30, 2011 (computed by reference to the last reported sale price of the Common Stock on the NYSE MKT on such date): $18,186,420

Number of Common Shares outstanding at July 13, 2012: 27,129,832

**DOCUMENTS INCORPORATED BY REFERENCE:**

| Document | Part of the Form 10-K |
|---|---|
| Proxy Statement for 2012 Annual Meeting of Stockholders, or an amendment to this Annual Report on Form 10-K . . . . . . | Part III |

**TABLE OF CONTENTS**

# PART I

This Annual Report on Form 10-K contains, in addition to historical information, "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. See "Business — Forward Looking Statements."

## Item 1. *BUSINESS*

### The Company — Overview

Unless the context otherwise requires, the term "the Company" and "Emerson," refers to Emerson Radio Corp. and its subsidiaries.

Emerson Radio Corp. was incorporated in Delaware in 1994. The Company designs, sources, imports and markets a variety of houseware and consumer electronic products, and licenses its trademarks to others on a worldwide basis for a variety of products.

For additional disclosures of the Company's major customers, as well as financial information about geographical areas of our operations, see Item 8 — "Financial Statements and Supplementary Data" and Note 15 "Geographic Information".

### Controlling Shareholder

The Grande Holdings Limited (Provisional Liquidators Appointed) ("Grande"), a Bermuda corporation, has, together with S&T International Distribution Limited ("S&T"), Grande N.A.K.S. Ltd. and Christopher Ho (Chairman of Grande's and Emerson's Boards of Directors) (together with Grande, the "Reporting Persons") filed, on July 5, 2012, a Schedule 13D/A with the Securities and Exchange Commission ("SEC") stating that, as of the filing date, the Reporting Persons (except Christopher Ho) had the shared power to vote and direct the disposition of 15,243,283 shares, or approximately 56.2%, of the outstanding common stock of Emerson, subject only to the rights granted to Deutsche Bank AG ("Deutsche Bank") pursuant to a security agreement entered into between S&T and Deutsche Bank on January 20, 2010 in which S&T granted a security interest in an aggregate of 3,780,600 shares in Emerson common stock (the "Pledged Shares") owned by S&T but pledged to Deutsche Bank for the purposes of securing obligations owing from Grande to Deutsche Bank (the "Secured Obligations").

The aforementioned Schedule 13D/A also states that, as of the filing date, the Reporting Persons are aware only of the sale of 391,199 of the Pledged Shares by Deutsche Bank and that they have not yet been able to verify whether, or to what extent, Deutsche Bank has taken any other actions in respect of the Pledged Shares. The Reporting Persons also are of the view that the Secured Obligations have already been settled and, therefore, S&T reportedly is seeking clarification of the basis on which Deutsche Bank has claimed beneficial ownership of the remaining 3,380,079 shares out of the remaining 3,389,401 Pledged Shares.

On February 11, 2011, Deutsche Bank filed a Schedule 13G with the SEC stating that it had sole voting and sole dispositive power over the Pledged Shares, which represent approximately 12.5% of the Company's outstanding common stock. On January 9, 2012, Deutsche Bank filed with the SEC a Form 4 Statement of Changes in Beneficial Ownership stating that, after sales by it of certain of the Pledged Shares, it beneficially owned 3,380,079 shares of Emerson's common stock, and on February 10, 2012, Deutsche Bank filed with the SEC a Schedule 13G stating that it was the beneficial owner with sole voting and sole dispositive power of such shares.

As a result of the foregoing, there are competing claims to 3,380,079 shares of Emerson's common stock. Until further clarification is obtained, Emerson is unable to determine the beneficial ownership of such shares (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

On May 31, 2011, upon application of a major creditor, the High Court of Hong Kong appointed Fok Hei Yu (who is also known by the anglicized name Vincent Fok) and Roderick John Sutton, both of FTI Consulting (Hong Kong) Limited ("FTI"), as Joint and Several Provisional Liquidators over Grande (the "Provisional Liquidators over Grande"). The petition filed by the creditor is currently scheduled to be heard by the High Court of Hong Kong on October 8, 2012. In addition, in June 2011, Grande filed a Chapter 15 petition under the United States Bankruptcy Code with the United States Bankruptcy Court in Manhattan (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

**Supervision and Regulation**

The Company files reports and other information with the Securities and Exchange Commission (the "SEC") pursuant to the information requirements of the Securities Exchange Act of 1934. Readers may read and copy any document the Company files at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room. The Company's filings with the SEC are also available to the public from commercial document retrieval services and at the SEC's website at www.sec.gov.

The Company makes available through its internet website free of charge its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports and other filings made by the Company with the SEC, as soon as practicable after the Company electronically files such reports and filings with the SEC. The Company's website address is www.emersonradio.com. The information contained in the Company's website is not incorporated by reference in this report.

## General

The Company, directly and through several subsidiaries, designs, sources, imports, markets, sells and licenses to certain licensees a variety of houseware and consumer electronic products, both domestically and internationally, under the Emerson®, HH Scott® and Olevia® brand names. These products include:

- microwave ovens, compact refrigerators and wine coolers;
- clock radios and other audio products; and
- video and other products — primarily televisions.

The Company believes it possesses an advantage over its competitors due to the combination of:

- recognition of the Emerson® brand;
- the Company's distribution base and established customer relations;
- the Company's sourcing expertise and established vendor relations;
- an infrastructure with personnel experienced in servicing and providing logistical support to the domestic mass merchant distribution channel; and
- the Company's extensive experience in establishing license and distribution agreements on a global basis for a variety of products.

The Company intends to continue leveraging its core competencies to offer a variety of current and new houseware and consumer electronic products to customers. In addition, the Company intends to continue entering into licenses for the use of its trade names and trademarks by third parties, which the Company refers to as "outward licenses". The Company continues to enter into distribution agreements that leverage its trademarks and utilize the logistical and sourcing advantages of unrelated third-parties for products that are more efficiently marketed through these agreements. The Company continuously evaluates potential licenses and distribution agreements. See "Licensing and Related Activities."

The Company's core business consists of selling, distributing, and licensing various low and moderately priced houseware and consumer electronic products in various categories. A substantial portion of the Company's marketing and sales efforts are concentrated in the United States, although the Company also sells, or licenses for sale, its products in certain other international regions.

### *Products*

The Company's current product and branded categories consist primarily of the following:

| Houseware Products | Audio Products | Other |
| --- | --- | --- |
| Microwave ovens | Clock radios | Televisions |
| Compact refrigerators | Portable audio systems | |
| Wine coolers | | |

### *Sales and Distribution*

The Company's Direct Import Program allows its customers to import and receive product directly from its contracted manufacturers located outside the United States. Under the Direct Import Program, title for the Company's product passes to the customer in the country of origin when the product is shipped by the manufacturer. The Company also sells product to customers from its United States warehoused inventory, which is referred to as the Domestic Program. Under the Domestic Program, title for product typically passes at the time of shipment. Under both programs, the Company recognizes revenues at the time title passes to the customer. See Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company has an integrated system to coordinate the purchasing, sales and distribution aspects of its operations. The Company receives orders from its major customers via electronic data interface, facsimile, telephone or mail. The Company does not have long-term contracts with any of its customers, but rather receives orders on an ongoing basis. Products imported by the Company for the Domestic Program, generally from factories in Asia, are shipped by ocean and/or inland freight and then stored in the Company's warehouse facilities for shipment to customers. The Company monitors its inventory levels and goods in transit through the use of an electronic inventory system. When a purchase order under the Domestic Program is received, it is filled from the Company's inventory and the warehoused product is labeled and prepared for outbound shipment to the customer by common, contract or small package carrier.

### *Domestic Marketing*

In the United States, the Company markets its products primarily through mass merchandisers.

In fiscal 2012 and 2011, Wal-Mart accounted for approximately 48% and 58% of the Company's net revenues, respectively, and Target accounted for approximately 39% and 29% of the Company's net revenues, respectively. No other customer accounted for more than 10% of net revenues in either period. The trade accounts receivable balances for Wal-Mart and Target, net of specific reserves, were 93% and 6% as of March 31, 2012, respectively, and 88% and 11% as of March 31, 2011, respectively. Management believes that a loss, or a significant reduction, of sales to Wal-Mart or Target would have a materially adverse effect on the Company's business and results of operations.

Approximately 46% and 37% of the Company's net revenues in fiscal 2012 and 2011, respectively, were made through third-party sales representative organizations that receive sales commissions and work in conjunction with the Company's own sales personnel. With the Company's permission, third-party sales representative organizations may sell competitive products in addition to the Company's products. In most instances, either party may terminate a sales representative relationship on 30 days prior notice by the Company and 90 days prior notice by the sales representative organization in accordance with customary industry practice. In fiscal 2012, the Company utilized 16 sales representative organizations, including one through which approximately 39% of its net revenues, including revenues from one of the Company's two major customers described above, were made in fiscal 2012. In fiscal 2011, the Company utilized 16 sales representative organizations, including one through which approximately 29% of its net revenues, including revenues from one of the Company's two major customers described above, were made in fiscal 2011. No other sales representative organization accounted for more than 10% of net revenues in either year. The remainder of the Company's sales is to customers that are serviced by its sales personnel. Although sales and operating results could be negatively impacted, management does not believe that the loss of one or more sales representative organizations would have a material adverse effect on its business and results of operations, as the Company believes that new sales representative organizations could be identified if needed, although that could be a time consuming process.

### *Foreign Marketing*

The Company primarily markets and distributes its products in the United States. Accordingly, foreign sales account for less than 10% of total revenues and are not considered material.

### *Licensing and Related Activities*

Throughout various parts of the world, the Company is party to numerous distribution and outward license agreements with third party licensees that allow the licensees to manufacture and/or sell various products bearing the Company's trademarks into defined geographic areas. The Company believes that such activities have had and will continue to have a positive impact on operating results by generating income with minimal, if any, incremental costs and without any working capital requirements, and intends to pursue additional licensing and distribution opportunities. The Company continues to protect its brand through rigid license and product selection and control processes. See Item 1A — "Risk Factors — Business Related Risks — The failure by the Company to maintain its relationships with its licensees, licensors and distributors, or the failure to obtain new licensees, licensors and distributions relationships could materially adversely affect the Company's revenues and earnings", Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 13 "License Agreements".

### *Design and Manufacturing*

The Company's products are manufactured by original equipment manufacturers in accordance with the Company's specifications. During fiscal 2012 and 2011, 100% of the Company's purchases consisted of finished goods from foreign manufacturers, primarily located in People's Republic of China, substantially all of which were imported into the United States.

The Company's design team is responsible for product development and works closely with suppliers. The Company's engineers determine the detailed cosmetic, electronic and other features for new products, which typically incorporate commercially available electronic parts to be assembled according to the Company's designs. Accordingly, the exterior designs and operating features of the products reflect the Company's judgment of current styles and consumer preferences.

The following summarizes the Company's purchases from its major suppliers that provided more than 10% of the Company's total purchases in fiscal 2012 and 2011:

| | Fiscal Year | |
|---|---|---|
| Supplier | 2012 | 2011 |
| Midea | 66% | 73% |
| Hualing | 15% | 14% |

The Company considers its relationships with its suppliers to be satisfactory and believes that, barring any unusual material or part shortages or economic, fiscal or monetary conditions, the Company could develop alternative suppliers. No assurance can be given that ample supply of product would be available at current prices and on current credit terms if the Company were required to seek alternative sources of supply without adequate notice by a supplier or a reasonable opportunity to seek alternate production facilities and component parts (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder" and Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations").

### *Warranties*

The Company offers limited warranties for its consumer electronics, comparable to those offered to consumers by the Company's competitors in the United States. Such warranties typically consist of a one year period for microwaves and a 90 day period for audio products, under which the Company pays for labor and parts, or offers a new or similar unit in exchange for a non-performing unit.

### *Returned Products*

The Company's customers return product for a variety of reasons, including:

- retailer return policies with their customers;
- damage to goods in transit and cosmetic imperfections; and
- mechanical failures.

### *Backlog*

The Company does not believe that backlog is a significant factor. The ability of management to correctly anticipate and provide for inventory requirements is essential to the successful operation of the Company's business.

### *Trademarks*

The Company owns the following principal trademarks for certain consumer electronic products in the United States, Canada, Mexico and various other countries:

- Emerson®
- Emerson Research®
- H.H. Scott®
- iDEA®
- IDIVA®
- Ölevia®
- Scott®
- SmartSet®

The Company's trademark registrations must be renewed at various times. The Company intends to renew all trademarks necessary for the conduct of its business. The Company considers the Emerson® trademark to be of material importance to its business and, to a lesser degree, the remaining trademarks. The Company licenses the Emerson® and certain of its other trademarks to third parties, the scope of which is on a limited product and geographic basis and for a period of time. See "Licensing and Related Activities."

### *Competition*

The Company primarily competes in the low-to-medium-priced sector of the housewares and consumer electronics market. Management estimates that the Company has several dozen competitors that are manufacturers and/or distributors, many of which are much larger and have greater financial resources than the Company. The Company competes primarily on the basis of:

- brand recognition;
- reliability;
- quality;
- price;
- design;
- consumer acceptance of the Company's products; and
- the quality of service and support provided to retailers and their customers.

The Company also competes at the retail level for shelf space and promotional displays, all of which have an impact on its success in established and proposed distribution channels.

### *Working Capital*

The Company anticipates that its cash on hand and cash flows generated from operations will provide sufficient liquidity to meet the Company's operating requirements in the year ahead (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

### Government Regulation

Pursuant to the Tariff Act of 1930, as amended, the Trade Act of 1974 and regulations promulgated there under, the United States government charges tariff duties, excess charges, assessments and penalties on many imports. These regulations are subject to continuous change and revision by government agencies and by action of the United States Trade Representative and may have the effect of increasing the cost of goods purchased by the Company or limiting quantities of goods available to the Company from our overseas suppliers. A number of states have adopted statutes regulating the manner of determining the amount of payments to independent service centers performing warranty service on products such as those sold by the Company. Additional Federal legislation and regulations regarding the importation of consumer electronics products, including the products marketed by the Company, have been proposed from time to time and, if enacted into law, could adversely affect the Company's financial condition and results of operations.

### Product Liability and Insurance

Because of the nature of the products it sells, the Company is periodically subject to product liability claims resulting from personal injuries. The Company may also become involved in various lawsuits incidental to its business.

Although the Company maintains product liability insurance coverage, there can be no absolute assurance that the Company's coverage limits will be sufficient to cover any successful product liability claims made against it in the future. In management's opinion, any ultimate liability arising out of currently pending product liability claims will not have a material adverse effect on the Company's financial condition or results of operations. However, any claims substantially in excess of the Company's insurance coverage, or any substantial claim not covered by insurance, could have a material adverse effect on the Company's financial condition and results of operations.

### Employees

As of July 13, 2012, the Company had approximately 63 employees, comprised of 31 in the United States and 32 in Asia. None of the Company's employees are represented by unions, and the Company believes its labor relations are good.

## Item 1A. *Risk Factors*

The reader should carefully consider these risk factors in addition to those set forth in the Company's financial statements or the notes thereto. Additional risks about which the Company is not yet aware or that the Company currently believes to be immaterial also may adversely affect the Company's business operations. If any of the following occur, the Company's business, financial condition or operating results may be adversely affected. In that case, the price of the Company's common stock may decline.

## Business Related Risks

***Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder.***

The consequences for the Company, if any, of the appointment of Provisional Liquidators over Grande and the subsequent filing by Grande with the United States Bankruptcy Court in Manhattan in June 2011 of a Chapter 15 petition under the United States Bankruptcy Code are uncertain at this time, although it is possible, as noted below and elsewhere in this Annual Report on Form 10-K, that actions taken by the Provisional Liquidator over Grande could affect in an adverse way a number of significant aspects of the Company's business. Subsequent to the appointment, certain major factory suppliers, including Midea, have significantly reduced the maximum amount of open credit lines available to the Company. At the factories' request, the Company made accelerated payments in June and July of 2011 to reduce the balances owing from the Company on its open trade payable accounts with the respective factory suppliers to comply with such new credit terms. The Company relies on its cash on hand and cash generated by ongoing operations to manage its business. The Provisional Liquidators informed Emerson, on June 1, 2011, that they do not have any intention of interrupting the business of Emerson, that Emerson will continue to be operated as usual without interruption, and that they did not have any intent at that point of disposing of the shares of Emerson stock held by Grande.

***The controlling ownership of the Company's common stock by an indirect subsidiary of Grande, which is listed and is based in Hong Kong, substantially reduces the influence of other stockholders, and the interests of Grande may conflict with the interests of the Company's other stockholders.***

Grande, through one of its indirect subsidiaries, is the beneficial owner of a significant amount of the Company's outstanding common stock as of July 13, 2012 (see Item 1 "Business — Controlling Shareholder" for disclosures regarding the approximate shareholding position of Grande in the Company). As a result, Grande currently controls significantly the approval process for actions that require stockholder approval, including: the election of the Company's directors and the approval of mergers, sales of assets or other significant corporate transactions or matters submitted for stockholder approval. Because of Grande's ownership position, other stockholders have little or no influence over matters submitted for stockholder approval.

***A number of the Company's directors and senior executive officers also are managing directors or senior officers of Grande and have loyalties and fiduciary obligations to both Grande and the Company.***

Christopher Ho, the Company's Chairman of the Board, and Duncan Hon, the Chief Executive Officer and a director of the Company, are also directors of Grande. In addition, Mr. Ho serves as The Chairman of the Board of Grande and Mr. Hon serves as an officer and director of Grande. As described in Note 3 to the Company's financial statements and in the Company's previous filings with the SEC, there have been a number of related party transactions between the Company, Grande, its subsidiaries and affiliates (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

The Company has established adequate procedures designed to ensure that related party transactions are fair to the Company.

***The loss or significant reduction in business with either of the Company's key customers, Wal-Mart and Target, could materially and adversely affect the Company's revenues and earnings.***

The Company is highly dependent upon sales of its products to Wal-Mart and Target. For the fiscal years ended March 31, 2012 and 2011, Wal-Mart accounted for approximately 48% and 58% of the Company's net revenues, respectively, and Target accounted for approximately 39% and 29%, respectively, of the Company's net revenues. No other customer accounted for more than 10% of the Company's net revenues during these periods. All customer purchases are made through purchase orders and the Company does not have any long-term contracts with its customers. The complete loss of, or significant reduction in business from, or a material adverse change in the financial condition of, Wal-Mart or Target would cause a material and adverse change in the Company's revenues and operating results (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

***The Company depends on a limited number of suppliers for its products. The inability to secure products could reduce the Company's revenues and adversely affect its relationship with its customer, and the inability to secure products at competitive costs could negatively impact the Company's earnings.***

Although there are multiple suppliers for each of the Company's products, the Company relies and is dependent on a limited number of suppliers for its main products, all of which are located outside of the United States. This reliance involves a number of significant potential risks, including:

- lack of availability of materials and interruptions in delivery of components and raw materials from suppliers;
- manufacturing delays caused by such lack of availability or interruptions in delivery;
- fluctuations in the quality and the price of components and raw materials, in particular due to the petroleum price impact on such materials;
- fluctuations in the cost of procuring finished goods inventory; and
- risk related to foreign operations.

The Company does not have any long-term or exclusive purchase commitments with any of its suppliers. Midea was the Company's largest supplier during fiscal 2012 and accounted for 66% of the Company's purchases of products during fiscal 2012. The Company's failure to maintain existing relationships with its suppliers or to establish new relationships on similar pricing and credit terms in the future could negatively affect the Company's ability to obtain products in a timely manner. If the Company is unable to obtain an ample supply of product from its existing suppliers or alternative sources of supply, it may be unable to satisfy its customers' orders, which could materially and adversely affect the Company's revenues and relationships with its customers. Finding replacement suppliers could be a time consuming process during which the Company's revenues and liquidity could be negatively impacted (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

***If the Company's contract manufacturers are unable to deliver products in the required amounts and in a timely fashion, the Company could experience delays or reductions in shipments to its customers, which could materially and adversely affect the Company's revenues and relationships with its customers. Unanticipated disruptions in the Company's operations, slowdowns or shutdowns by its suppliers, manufacturers and shipping companies could adversely affect the Company's ability to deliver its products and services to its customers which could materially and adversely affect the Company's revenues and relationships with its customers.***

The Company's ability to provide high quality customer service, process and fulfill orders, and manage inventory depends on the efficient and uninterrupted operation of its distribution centers and the timely and uninterrupted performance of third party manufacturers and suppliers, shipping companies and dock workers. Any material disruption, slowdown or shutdown of the Company's operation of its call center, distribution centers, or management information systems, or comparable disruptions, slowdowns or shutdowns suffered by the Company's principal manufacturers, suppliers and shippers could cause delays in the Company's ability to receive, process and fulfill customer orders and may cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused. As a result, the Company's revenues and operating results could be materially and adversely affected.

All of the Company's products are manufactured in accordance with its specifications by factories principally located in China. If the Company is unable to obtain products from these factories in the required quantities and quality and in a timely fashion, the Company could experience delays or reductions in product shipments to its customers, which could negatively affect the Company's ability to meet the requirements of its customers, as well as its relationships with its customers, which in turn could materially and adversely affect the Company's revenues and operating results.

Substantially all of the Company's suppliers are located in China. Inadequate development and maintenance of infrastructure in China, including inadequate power and water supplies, transportation and raw materials availability, and the deterioration in the general political, economic and social environments in China may make it difficult, more expensive and possibly prohibitive for these suppliers to continue to operate in China. If the Company cannot find suitable replacements for any manufacturers that have or may in the future close their facilities, the Company's revenues and operating results could be materially and adversely affected.

***The failure by the Company to maintain its relationships with its licensees, licensors and distributors or the failure to obtain new licensees, licensors or distribution relationships could materially and adversely affect the Company's revenues and earnings.***

The Company maintains agreements that allow licensees to use the Company's trademarks for the manufacture and sale of specific consumer electronics and other products. In addition, the Company maintains agreements for the distribution of products bearing its brands into defined geographic areas. Although the Company has entered into agreements with certain of its licensees and distributors of its products, most have terms of three years or less, including the Company's agreement with Funai, which accounts for approximately 75% of the Company's total licensing revenue, and which expires in December 2012 unless renewed. The Company cannot assure that such agreements will be renewed or that the Company's relationships with its licensees or distributors will be maintained on satisfactory terms or at all. The failure to maintain its relationships with Funai and other licensees and distributors on terms satisfactory to the Company, the failure to obtain new licensees or distribution relationships or the failure by the Company's licensees to protect the integrity and reputation of the Company's trademarks could materially and adversely affect the Company's licensing revenues and earnings.

***The Company's business could be materially and adversely affected if it cannot protect its intellectual property rights or if it infringes on the intellectual property rights of others.***

The Company's ability to compete effectively depends on its ability to maintain and protect its proprietary rights. The Company owns the Emerson® and other trademarks, which are materially important to its business, as well as other trademarks, patents, licenses and proprietary rights that are used for certain of the products that it markets and sells. The Company's trademarks are registered throughout the world, including the United States and other countries. The Company also has two patents in the United States on its SmartSet® technology, both of which expire in September 2018. The laws of some foreign countries in which the Company operates may not protect the Company's proprietary rights to the same extent as do laws in the United States. The protections afforded by the laws of such countries may not be adequate to protect the Company's intellectual property rights.

Third parties may seek to challenge, invalidate, circumvent or render unenforceable any trademarks, patents or proprietary rights owned by or licensed to the Company. In addition, in the event third party licensees fail to protect the integrity of the Company's trademarks, the value of these marks could be materially and adversely affected. The Company's inability to protect its proprietary rights could materially and adversely affect the license of its trade names, trademarks and patents to third parties as well as its ability to sell its products. Litigation may be necessary to enforce the Company's intellectual property rights, protect the Company's trade secrets; and determine the scope and validity of such intellectual property rights. Any such litigation, whether or not successful, could result in substantial costs and diversion of resources and management's attention from the operation of the Company's business.

The Company may receive notices of claims of infringement of other parties' proprietary rights. Such actions could result in litigation and the Company could incur significant costs and diversion of resources in defending such claims. The party making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief. Such relief could effectively block the Company's ability to make, use, sell, distribute or market its products and services in such jurisdiction. The Company may also be required to seek licenses to such intellectual property. The Company cannot predict, however, whether such licenses would be available or, if available, that such licenses could be obtained on terms that are commercially reasonable and acceptable to the Company. The failure to obtain the necessary licenses or other rights could delay or preclude the sale, manufacture or distribution of its products and could result in increased costs to the Company.

***The Company's revenues and earnings could be materially and adversely affected if it cannot anticipate market trends or enhance existing products or achieve market acceptance of new products.***

The Company's success is dependent on its ability to anticipate and respond to changing consumer demands and trends in a timely manner, as well as expanding into new markets and developing new products. In addition, to increase the Company's penetration of current markets and gain footholds in new markets for its products, the Company must maintain its existing products and integrate them with new products. The Company may not be successful in developing, marketing and releasing new products that respond to technological developments or changing customer needs and preferences. The Company may also experience difficulties that could delay or prevent the successful development, introduction and sale of these new products. These new products may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If release dates of any future products or enhancements to the Company's products are delayed, or if these products or enhancements fail to achieve market acceptance when released, the Company's sales volume may decline and earnings could be materially and adversely affected. In addition, new products or enhancements by the Company's competitors may cause customers to defer or forgo purchases of the Company's products, which could also materially and adversely affect the Company's revenues and earnings.

***The Company relies on its cash on hand and cash generated from operations to fund its business.***

The Company relies on its cash on hand and cash generated by on-going operations to manage its business, and has not attempted to seek alternative sources of financing at this time.

***Foreign regulations and changes in the political, social and economic conditions in the foreign countries in which the Company operates its business could affect the Company's revenues and earnings materially and adversely.***

The Company derives a significant portion of its revenue from sales of products manufactured by third parties located primarily in China. In addition, third parties located in China and other countries located in the same region produce and supply many of the components and raw materials used in the Company's products. Conducting an international business inherently involves a number of difficulties and risks that could materially and adversely affect the Company's ability to generate revenues and could subject the Company to increased costs. Among the factors that may adversely affect the Company's revenues and increase its costs are:

- currency fluctuations which could cause an increase in the price of the components and raw materials used in the Company's products and a decrease in its profits;
- Chinese labor laws;
- labor shortages in manufacturing facilities located in China;
- the elimination or reduction of value-added tax refunds to Chinese factories that manufacture products for export;
- the rise of inflation and substantial economic growth in China;
- more stringent export restrictions in the countries in which the Company operates which could adversely affect its ability to deliver its products to its customers;
- tariffs and other trade barriers which could make it more expensive for the Company to obtain and deliver its products to its customers;
- political instability and economic downturns in these countries which could adversely affect the Company's ability to obtain its products from its manufacturers or deliver its products to its customers in a timely fashion;
- new restrictions on the sale of electronic products containing certain hazardous substances; and
- the laws of China are likely to govern many of the Company's supplier agreements.

Any of the factors described above may materially and adversely affect the Company's revenues and/or increase its operating expenses.

***The Company is subject to intense competition in the industry in which it operates, which could cause material changes in the selling price of its products or losses of its market share.***

The housewares and consumer electronics industry is highly competitive, especially with respect to pricing and the introduction of new products and features. The Company's products compete in the low to medium-priced sector of the housewares and consumer electronics market and compete primarily on the basis of reliability, brand recognition, quality, price, design, consumer acceptance of the Emerson® trademark and quality service and support to retailers and its customers. The Company and many of its competitors are subject to factory cost increases, and the Company expects these pressures to continue. If these pressures are not mitigated by increases in selling price or cost reductions from the Company's suppliers or changes in product mix, of if the consumers of the Company's products change their buying habits as a result of the Company's actions, the Company's revenues and profits could be substantially reduced. As compared to the Company, many of its competitors have significantly greater managerial, financial, marketing, technical and other competitive resources and greater brand recognition. As a result, the Company's competitors may be able to (i) adapt more quickly to new or emerging technologies and changes in customer requirements; (ii) devote greater resources to the promotion and sale of their products and services; and (iii) respond more effectively to pricing pressures.

In addition, competition could increase if new companies enter the market, existing competitors expand their product mix or the Company expands into new markets. An increase in competition could result in material price reductions or loss of the Company's market share.

***Changes in consumer spending and economic conditions may cause its quarterly operating results to fluctuate and cause its stock price to decline.***

The Company's net revenue and operating results may vary significantly from year to year, which may adversely affect its results of operations and the market price for its common stock. Factors that may cause these fluctuations include:

- changes in market and economic conditions;
- the discretionary nature of consumers' demands and spending patterns;
- variations in the sales of the Company's products to its significant customers;
- variations in manufacturing and supplier relationships;
- if the Company is unable to correctly anticipate and provide for inventory requirements, it may not have sufficient inventory to deliver its products to its customers in a timely fashion or the Company may have excess inventory that it is unable to sell;
- new product developments or introductions;
- product reviews and other media coverage;
- competition, including competitive price pressures; and
- political instability, war, acts of terrorism or other disasters.

***If the Company's third party sales representatives fail to adequately promote, market and sell the Company's products, the Company's revenues could significantly decrease.***

A significant portion of the Company's product sales are made through third party sales representative organizations, whose members are not employees of the Company. The Company's level of sales depends on the effectiveness of these organizations, as well as the effectiveness of its own employees. Some of these third party representatives may sell (and do sell), with the Company's permission, competitive products of third parties as well as the Company's products. During the Company's fiscal years ended March 31, 2012 and March 31, 2011, these organizations were responsible for approximately 46% and 37%, respectively, of its net revenues during such periods. In addition, one of these representative organizations was responsible for a significant portion of these revenues. If any of the Company's third party sales representative organizations engaged by the Company, especially the Company's largest, fails to adequately promote, market and sell its products, the Company's revenues could be significantly decreased until a replacement organization or distributor could be retained by the Company. Finding replacement organizations and distributors could be a time consuming process during which the Company's revenues could be negatively impacted.

***The Company could be exposed to product liability or other claims for which its product liability or other insurance may be inadequate.***

A failure of any of the products marketed by the Company may subject it to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of its products. Although the Company currently maintains product liability insurance in amounts which the Company considers adequate, the Company cannot assure that:

- its insurance will provide adequate coverage against potential liabilities;
- adequate product liability insurance will continue to be available in the future; or
- its insurance can be maintained on acceptable terms.

Although the Company maintains liability insurance in amounts that it considers adequate, the Company cannot assure that such policies will provide adequate coverage against potential liabilities. To the extent product liability or other litigation losses are beyond the limits or scope of the Company's insurance coverage, the Company's expenses could materially increase.

## Market Related Risks

***Grande's controlling interest in the Company's common stock as well as the Company's organizational documents and Delaware law make it difficult for the Company to be acquired without the consent and cooperation of Grande, the Company's board of directors and management.***

Grande's controlling interest in the Company's shares as well as several provisions of the Company's organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of its common stock. Under the terms of the Company's certificate of incorporation, its board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The ability to issue shares of preferred stock could tend to discourage takeover or acquisition proposals not supported by its current board of directors (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

***If the Company's common stock is de-listed from the NYSE MKT, shareholders' liquidity in their shares may be adversely affected and shareholders may have difficulty selling their shares or attaining a satisfactory price.***

In order for the Company's common stock to be eligible to continue to be listed on the NYSE MKT, the Company must meet the current NYSE MKT continued listing requirements, including satisfying the Audit Committee composition requirements and the timely filing of periodic reports with the Securities and Exchange Commission. If the Company is unable to continue to meet these requirements, its common stock could be de-listed from the NYSE MKT. If the Company's common stock were to be de-listed from the NYSE MKT, its common stock could continue to trade on the National Association of Securities Dealers' over-the-counter bulletin board or on the Pink Sheets, as the case may be. Any such de-listing of the Company's common stock could have an adverse effect on the market price of, and the efficiency of the trading market for its common stock, in terms of the number of shares that can be bought and sold at a given price and through delays in the timing of transactions and less coverage of the Company by securities analysts, if any. It also could have an adverse effect on the Company's ability to raise capital in the public or private equity markets if the Company were to determine that it needs to seek additional equity capital in the future.

**Forward-Looking Information**

This report contains forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company's control, and which may cause its actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through the use of words such as "may," "will," "can," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "project," "predict," "could," "intend," "target," "potential," and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

- the impact, if any, on the Company's business, financial condition and results of operation arising from the appointment of the Provisional Liquidators over Grande see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder";
- the decline in, and any further deterioration of, consumer spending for retail products, such as the Company's products;
- the Company's inability to resist price increases from its suppliers or pass through such increases to its customers;
- the loss of any of the Company's key customers or reduction in the purchase of the Company's products by any such customers;
- conflicts of interest that exist based on the Company's relationship with Grande;
- the Company's inability to improve and maintain effective internal controls or the failure by its personnel to comply with such internal controls;
- the Company's inability to maintain its relationships with its licensees and distributors or the failure to obtain new licensees or distribution relationships on favorable terms;
- the Company's inability to anticipate market trends, enhance existing products or achieve market acceptance of new products;
- the Company's dependence on a limited number of suppliers for its components and raw materials;
- the Company's dependence on third party manufacturers to manufacture and deliver its products;
- changes in consumer spending and economic conditions;
- the failure of third party sales representatives to adequately promote, market and sell the Company's products;
- the Company's inability to protect its intellectual property;
- the effects of competition;
- changes in foreign laws and regulations and changes in the political and economic conditions in the foreign countries in which the Company operates;
- changes in accounting policies, rules and practices;
- limited access to financing or increased cost of financing; and
- the other factors listed under "Risk Factors" in this Annual Report on Form 10-K and other filings with the SEC.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The reader is cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this annual report or the date of the document incorporated by reference into this annual report. The Company has no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise. The Company has expressed its expectations, beliefs and projections in good faith and the Company believes they have a reasonable basis. However, the Company cannot assure the reader that its expectations, beliefs or projections will result or be achieved or accomplished.

### Item 2. *PROPERTIES*

The following table sets forth the material properties owned or leased by the Company:

| Facility Purpose | Approximate Square Footage | Location | Lease Expires (If Leased Property) |
|---|---|---|---|
| Corporate headquarters | 5,541 | Hackensack, NJ | May 2015 |
| New York office* | 3,032 | New York, NY | July 2012 |
| Hong Kong office | 17,056 | Hong Kong, China | December 2013 |
| Macao office | 1,285 | Macao, China | May 2014 |
| Warehouse | 180,650 | Mira Loma, CA | September 2013 |

* The Company's leased office space in New York City is currently not occupied by the Company and has been subleased to a third party until the end of the lease term in July 2012.

Periodically, depending on need and circumstances, the Company may also utilize public warehouse space with terms typically of one year or less. Public warehouse expenses vary based upon the volume and value of products shipped from each leased location.

The Company believes that the properties used for its operations are in satisfactory condition and adequate for its present and anticipated future operations.

### Item 3. *LEGAL PROCEEDINGS*

***Kayne Litigation.*** On July 7, 2011, the Company was served with an amended complaint (the "Complaint") filed in the United States District Court for the Central District of California alleging, among other things, that the Company, certain of its present and former directors and other entities or individuals now or previously associated with Grande, intentionally interfered with the ability of the plaintiffs to collect on a judgment (now approximately $47 million) they had against Grande by engaging in transactions (such as the dividend paid to all shareholders in March 2010) which transferred assets out of the United States. The Complaint also asserts claims under the civil RICO statute and for alter ego liability. In the Company's opinion, the claims appear to be devoid of merit. Accordingly, on September 27, 2011, Emerson moved to dismiss the action for failure to state a claim (the "Motion"). On or about February 27, 2012, the Court dismissed the intentional interference claim and portions of the Civil RICO claim with leave to re-plead, but denied the Motion to dismiss the alter ego claim. On March 19, 2012, the plaintiffs filed a Second Amended Complaint setting forth the same claims as the Complaint. On April 20, 2012, the Company moved to dismiss the re-pleaded intentional interference and RICO claims, and oral arguments on this motion were held on June 18, 2012. The Company is awaiting the Court's ruling on the motion. In the interim, the parties have exchanged document discovery requests and responses, but as of yet no documents have been produced. This action has been scheduled for an April 23, 2013 trial date. Emerson is defending the action vigorously.

***Other.*** Except for the litigation matters described above, the Company is not currently a party to any legal proceedings other than litigation matters, in most cases involving ordinary and routine claims incidental to our business. Management cannot estimate with certainty the Company's ultimate legal and financial liability with respect to such pending litigation matters. However, management believes, based on our examination of such matters, that the Company's ultimate liability will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

### Item 4. *Removed and reserved*

## PART II

**Item 5.** ***MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES***

**(a) Market Information**

The Company's common stock began trading on the American Stock Exchange under the symbol MSN on December 22, 1994, and currently trades on the NYSE MKT under the same symbol, as a result of NYSE Euronext's acquisition of the American Stock Exchange in 2008. The following table sets forth the range of high and low sales prices for the Company's common stock as reported by the NYSE MKT during the last two fiscal years.

| | Fiscal 2012 | | Fiscal 2011 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $2.56 | $1.80 | $2.41 | $1.52 |
| Second Quarter | 2.03 | 1.48 | 2.84 | 1.57 |
| Third Quarter | 1.74 | 1.35 | 2.26 | 1.85 |
| Fourth Quarter | 2.09 | 1.61 | 2.96 | 1.97 |

There is no established trading market for the Company's Series A convertible preferred stock, whose conversion feature expired as of March 31, 2002.

**(b) Holders**

At June 7, 2012, there were approximately 255 stockholders of the Company's common stock whose shares were registered with the Company's transfer agent. The Company believes that the number of beneficial owners is substantially greater than the number of registered shareholders, because a large portion of the Company's common stock is held of record in broker "street names".

**(c) Dividends**

Other than the one-time extraordinary dividend of $1.10 per common share paid by the Company on March 24, 2010, the Company has not paid cash dividends on its common stock.

**Item 6.** ***SELECTED CONSOLIDATED FINANCIAL DATA***

Not applicable.

**Item 7.** ***MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS***

The following discussion of the Company's operations and financial condition should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

*Special Note:* Certain statements set forth below constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See Item 1A — "Risk Factors — Forward-Looking Information."

In the following discussions, most percentages and dollar amounts have been rounded to aid presentation. As a result, all figures are approximations.

**Results of Operations:**

The following table summarizes certain financial information for the fiscal years ended March 31 (in thousands):

| | 2012 | 2011 |
|---|---|---|
| Net product sales | $156,975 | $193,530 |
| Licensing revenue | 6,276 | 7,311 |
| Net revenues | 163,251 | 200,841 |
| Cost of sales | 142,270 | 172,917 |
| Other operating costs and expenses | 1,352 | 1,636 |
| Selling, general and administrative | 7,764 | 7,383 |
| Operating income | 11,865 | 18,905 |
| Gain on settlement of litigation | — | 1,806 |
| Realized gain on sale of marketable securities | 828 | 966 |
| Gain on sale of building | 347 | — |
| Interest income, net | 70 | 32 |
| Income before income taxes | 13,110 | 21,709 |
| Provision for income taxes | 2,476 | 5,791 |
| Net income | $ 10,634 | $ 15,918 |

**Results of Operations — Fiscal 2012 compared with Fiscal 2011**

Net product sales — Net product sales for fiscal 2012 were $157.0 million as compared to $193.5 million for fiscal 2011, a decrease of $36.5 million, or 18.9%. The Company's sales during fiscal 2012 and 2011 were highly concentrated among the Company's two largest customers, where gross product sales comprised approximately 90.3% and 90.5%, respectively, of the Company's total gross product sales. Net product sales may be periodically impacted by adjustments made to the Company's sales allowance and marketing support accrual to record unanticipated customer deductions from accounts receivable or to reduce the accrual by any amounts which were accrued in the past but not taken by customers through deductions from accounts receivable within a certain time period. In the aggregate, these adjustments had the effect of increasing net product sales and operating income by $1.0 million and $0.7 million for fiscal 2012 and fiscal 2011, respectively.

Net product sales are comprised primarily of the sales of houseware and audio products which bear the Emerson® brand name. The major elements which contributed to the overall decrease in net product sales were as follows:

i) Houseware product net sales decreased $31.6 million, or 17.7%, to $146.4 million in fiscal 2012 as compared to $178.0 million in fiscal 2011, on decreased net sales of microwave ovens, which resulted from the discontinuation of one model by one of the Company's largest retail customers beginning in December 2010, toaster ovens, wine coolers and coffee makers, partially offset by increased net sales of compact refrigerators; and

ii) Audio product net sales were $10.6 million in fiscal 2012 compared to $15.6 million in fiscal 2011, a decrease of $5.0 million, or 32.2%, resulting from decreased net sales of the Company's portable audio and clock radio product offerings.

Licensing revenue — Licensing revenue in fiscal 2012 was $6.3 million as compared to $7.3 million for fiscal 2011, a decrease of $1.0 million, or 14.2%, due to lower year-over-year sales by the Company's licensees of branded products under license from the Company and fewer active licensees during fiscal 2012 as compared to fiscal 2011. The Company's largest license agreement is with Funai Corporation, Inc. ("Funai"), which accounts for approximately 75% of the Company's total licensing revenue, and which expires December 31, 2012 unless renewed. The agreement provides that Funai will manufacture, market, sell and distribute specified products bearing the Emerson® trademark to customers in the U.S. and Canadian markets. Under the terms of the agreement, the Company receives non-refundable minimum annual royalty payments of $3.75 million each calendar year and a license fee on sales of product subject to the agreement in excess of the minimum annual royalties. During fiscal 2012 and 2011, revenues of $4.7 million and $5.3 million, respectively, were earned under this agreement.

Net revenues — As a result of the foregoing factors, the Company's net revenues were $163.3 million for fiscal 2012 as compared to $200.8 million for fiscal 2011, a decrease of 37.5 million, or 18.7%.

_Cost of sales_ — Cost of sales includes those components as described in Note 1 *"Cost of Sales"* of the Notes to the Consolidated Financial Statements. In absolute terms, cost of sales decreased $30.6 million, or 17.7%, to $142.3 million in fiscal 2012 as compared to $172.9 million in fiscal 2011. Cost of sales, as a percentage of net revenues, was 87.1% in fiscal 2012 as compared to 86.1% in fiscal 2011. Cost of sales as a percentage of net product sales was 90.6% in fiscal 2012 as compared to 89.4% in fiscal 2011. The decrease in absolute terms for fiscal 2012 as compared to fiscal 2011 was primarily related to the reduced net product sales and a year-over-year reduction in the inventory valuation reserve, partially offset by higher inventory writedowns and higher quality control costs.

_Other operating costs and expenses_ — Other operating costs and expenses include those components as described in Note 1 *"Other Operating Costs and Expenses"* of the Notes to the Consolidated Financial Statements. Other operating costs and expenses as a percentage of net revenues were 0.8% in both fiscal 2012 and fiscal 2011. In absolute terms, other operating costs and expenses decreased $0.2 million, or 17.4%, to $1.4 million for fiscal 2012 as compared to $1.6 million in fiscal 2011 resulting from lower warranty and returns processing costs.

_Selling, general and administrative expenses ("S,G&A")_ — S,G&A, as a percentage of net revenues, was 4.8% in fiscal 2012 as compared to 3.7% in fiscal 2011. S,G&A, in absolute terms, increased $0.4 million, or 5.2%, to $7.8 million in fiscal 2012 as compared to $7.4 million in fiscal 2011. The increase in S,G&A in absolute terms between fiscal 2012 and fiscal 2011 was primarily due to an increase in legal fees of $0.7 million and a reduced benefit in bad debt recoveries of $0.3 million, partially offset by a decrease in compensation costs of $0.6 million.

_Gain on settlement of litigation_ — In fiscal 2012, the Company recorded nil as compared to a net gain of $1.8 million in fiscal 2011 due to the favorable judgment to the Company in that year on the settlement of a shareholder derivative action.

_Realized gain on sale of marketable securities_ — In fiscal 2012, the Company realized a gain of $0.8 million from the sale of its last remaining auction rate security with a face value of $5.0 million as compared to a realized gain of $1.0 million from the sale of a $3.1 million face value auction rate security during fiscal 2011. See Note 11 — "Marketable Securities".

_Gain on sale of building_ — In fiscal 2012, the Company sold its former headquarter office building in New Jersey and realized a gain of $0.3 million on the sale. The Company currently rents office space to serve as its headquarters.

_Interest income, net_ — Interest income, net, was $70,000 in fiscal 2012 as compared to $32,000 in fiscal 2011.

_Provision for income taxes_ — In fiscal 2012 and fiscal 2011, the Company recorded income tax expense of $2.5 and $5.8 million, respectively. See Item 8 — "Financial Statements and Supplementary Data" and Note 7 "Income Taxes".

_Net income_ — As a result of the foregoing factors, the Company's net income was $10.6 million for fiscal 2012 as compared to net income of $15.9 million for fiscal 2011.

## Liquidity and Capital Resources

### *General*

As of March 31, 2012, the Company had cash and cash equivalents of approximately $45.0 million as compared to approximately $39.8 million at March 31, 2011. Working capital increased to $64.4 million at March 31, 2012 as compared to $51.0 million at March 31, 2011. The increase in cash and cash equivalents of approximately $5.2 million was due to the below factors.

Net cash used by operating activities was approximately $0.2 million for fiscal 2012, primarily resulting from the net income of $10.6 million and a reduction in deferred tax assets of $1.4 million, partially offset by reductions in accounts payable and other current liabilities of $5.3 million, decreases in asset allowances of $2.6 million, increases in prepaid expenses and other current assets of $2.3 million, an increase in inventory of $0.8 million, and an increase in accounts receivable of $0.6 million.

Net cash provided by investing activities was $7.8 million for fiscal 2012, primarily due to the sale by the Company in May 2011 of its last remaining auction rate security (see Note 11 — "Marketable Securities"), and the sale of its headquarters building in December 2011.

Net cash used by financing activities was $2.5 million for fiscal 2012, resulting from the $2.5 million payoff of the Company's short term loan upon the sale by the Company in May 2011 of its last remaining auction rate security (see Note 11 – "Marketable Securities").

### *Other Events and Circumstances Pertaining to Liquidity*

On May 31, 2011, upon application of a major creditor, the High Court of Hong Kong appointed Provisional Liquidators over Grande, which is the Company's controlling stockholder. Following the appointment of the Provisional Liquidators over Grande, certain major factory suppliers, including Midea, have significantly reduced the maximum amount of open credit lines available to the Company. At the factories' request, the Company made accelerated payments in June and July of 2011 to reduce the balances owing from the Company on its open trade payable accounts with the respective factory suppliers to comply with such new credit terms. The Company relies on its cash on hand and cash generated by ongoing operations to manage its business.

### *Commercial Credit*

The Company utilizes the services of one of its banks to issue secured letters of credit on behalf of the Company, as needed, on a 100% cash collateralized basis. At March 31, 2012 the Company had approximately $0.2 million of letters of credit outstanding. The Company anticipates that its cash on hand and cash flow generated from operations will provide sufficient liquidity to meet the Company's operating requirements in the year ahead.

### *Short-term Liquidity*

In fiscal 2012, products representing approximately 41% of net sales were imported directly to the Company's customers. The direct importation of product by the Company to its customers significantly benefits the Company's liquidity because this inventory does not need to be financed by the Company.

The Company's principal existing sources of cash are generated from operations. The Company believes that its cash on hand and existing sources of cash will be sufficient to support its existing operations over the next 12 months.

As of March 31, 2012, there were no capital expenditure or other commitments other than the normal purchase orders used to secure product.

### *Off-Balance Sheet Arrangements*

On April 7, 2010, upon a request made to the Company by its foreign controlling stockholder, S&T, the Company entered into an agreement with S&T whereby the Company returned to S&T on April 7, 2010 that portion of the taxes that the Company had withheld from the dividend paid on March 24, 2010 to S&T, as the Company believes the dividend paid is not subject to U.S. tax based on the Company's good-faith estimate of its accumulated earnings and profits, and received collateral (in the form of shares in the Company) which was sufficient to cover any claims for taxes on the dividend paid (the "Agreement"). The Company believes this transaction resulted in an off-balance sheet arrangement, which is comprised of a possible contingent tax liability of the Company, which, if recognized, would be offset by the calling by the Company on S&T of the indemnification provisions of the Agreement. In February 2011, upon the request of S&T to the Company, the Company and S&T agreed the collateral pledged as a part of the Agreement would no longer be required and this collateral was returned by the Company to S&T in March 2011 (see Note 3 "Related Party Transactions").

## Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles that are generally accepted within the United States. The preparation of the Company's financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management considers certain accounting policies related to inventories, trade accounts receivables, impairment of long-lived assets, valuation of deferred tax assets, sales return reserves and sales allowance accruals to be critical policies due to the estimation processes involved in each.

*Revenue Recognition.* Revenues from product distribution are recognized at the time title passes to the customer. Under the Direct Import Program, title passes in the country of origin. Under the Domestic Program, title passes primarily at the time of shipment. Estimates for possible returns are based upon historical return rates and netted against revenues. Except in connection with infrequent sales with specific arrangements to the contrary, returns are not permitted unless the goods are defective.

In addition to the distribution of products, the Company grants licenses for the right to use the Company's trademarks for à stated term for the manufacture and/or sale of consumer electronics and other products under agreements which require payment of either i) a non-refundable minimum guaranteed royalty or, ii) the greater of the actual royalties due (based on a contractual calculation, normally comprised of actual product sales by the licensee multiplied by a stated royalty rate, or "Sales Royalties") or a minimum guaranteed royalty amount. In the case of (i), such amounts are recognized as revenue on a straight-line basis over the term of the license agreement. In the case of (ii), Sales Royalties in excess of guaranteed minimums are accounted for as variable fees and are not recognized as revenue until the Company has ascertained that the licensee's sales of products have exceeded the guaranteed minimum. In effect, the Company recognizes the greater of Sales Royalties earned to date or the straight-line amount of minimum guaranteed royalties to date. In the case where a royalty is paid to the Company in advance, the royalty payment is initially recorded as a liability and recognized as revenue as the royalties are deemed to be earned according to the principles outlined above.

*Inventories.* Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis. The Company records inventory reserves to reduce the carrying value of inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required. Conversely, if market conditions improve, such reserves are reduced.

*Trade Accounts Receivable.* The Company extends credit based upon evaluations of a customer's financial condition and provides for any anticipated credit losses in the Company's financial statements based upon management's estimates and ongoing reviews of recorded allowances. If the financial condition of a customer deteriorates, resulting in an impairment of that customer's ability to make payments, additional reserves may be required. Conversely, reserves are reduced to reflect credit and collection improvements.

*Income Taxes.* The Company records a valuation allowance to reduce the amount of its deferred tax assets to the amount that management estimates is more likely than not to be realized. While management considers future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event that management determines that a deferred tax asset will likely be realized in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, if it is determined that all or part of a net deferred tax asset will likely not be realized in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

*Sales Return Reserves.* Management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends and changes in customer demand for our products when evaluating the adequacy of the reserve for sales returns. Management judgments and estimates must be made and used in connection with establishing the sales return reserves in any accounting period. Additional reserves may be required if actual sales returns increase above the historical return rates. Conversely, the sales return reserve could be decreased if the actual return rates are less than the historical return rates, which were used to establish the reserve.

*Sales Allowance and Marketing Support Accruals.* Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with ASC topic 605, "Revenue Recognition", subtopic 50 "Customer Payments and Incentives" and Securities and Exchange Commission Staff Accounting Bulletins 101 "Revenue Recognition in Financial Statements," and 104 "Revenue Recognition, corrected copy" ("SAB's 101 and 104").

At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by ASC topic 605, "Revenue Recognition.", subtopic 15 "Products", (i) sales incentives offered to customers that meet the criteria for accrual under ASC topic 605, subtopic 50 and (ii) under SAB's 101 and 104, an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within SAB 104's and 101's four revenue recognition criteria, all of which are required to be met in order to recognize revenue.

If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company's products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.

**Recently-Issued Financial Accounting Pronouncements**

The following Accounting Standards Updates ("ASUs") were issued by the Financial Accounting Standards Board during the twelve months ended March 31, 2012 which relate to or could relate to the Company as concerns the Company's normal ongoing operations or the industry in which the Company operates:

**Accounting Standards Update 2011-02, Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring (Issued April 2011)**

The amendments in this Update would provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. For Public Entities, the amendments in this Update are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption.

**Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (Issued May 2011)**

The amendments in this Update generally represent clarifications of Topic 820 – Fair Measurement and Disclosures, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This Update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRSs. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted.

**Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (Issued June 2011)**

The amendments in this Update require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income.

The amendments in this Update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The Company has not chosen to early adopt the provisions of this Update.

**Accounting Standards Update 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment (Issued September 2011)**

The objective of this Update is to simplify how entities, both public and nonpublic, test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.

The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company has not chosen to early adopt the provisions of this Update. The Company has no goodwill on its books.

**Accounting Standards Update 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (Issued December 2011)**

In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05. The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05.

All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The amendments in this Update are effective at the same time as the amendments in Update 2011-05 so that entities will not be required to comply with the presentation requirements in Update 2011-05 that this Update is deferring. For this reason, the transition guidance in paragraph 220-10-65-2 is consistent with that for Update 2011-05. The amendments in this Update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011.

## Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Not applicable.

**Item 8.** ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

***Index to Consolidated Financial Statements***

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Emerson Radio Corp and Subsidiaries

We have audited the accompanying consolidated balance sheets of Emerson Radio Corp. and Subsidiaries (the "Company"), as of March 31, 2012 and 2011, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2012 and 2011, and the consolidated results of their operations, and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ **MSPC**
Certified Public Accountants
and Advisors, A Professional Corporation

Cranford, New Jersey
July 13, 2012

**EMERSON RADIO CORP. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**For The Years Ended March 31, 2012 and 2011**

| | 2012 | 2011 |
|---|---|---|
| | (In thousands, except per share data) | |
| **Net revenues:** | | |
| Net product sales | $ 156,975 | $ 193,530 |
| Licensing revenue | 6,276 | 7,311 |
| Net revenues | 163,251 | 200,841 |
| **Costs and expenses:** | | |
| Cost of sales | 142,270 | 172,917 |
| Other operating costs and expenses | 1,352 | 1,636 |
| Selling, general and administrative expenses | 7,764 | 7,383 |
| | 151,386 | 181,936 |
| **Operating income** | 11,865 | 18,905 |
| **Other income:** | | |
| Gain on settlement of litigation | — | 1,806 |
| Realized gain on sale of marketable securities | 828 | 966 |
| Gain on sale of building | 347 | — |
| Interest income, net | 70 | 32 |
| | 1,245 | 2,804 |
| **Income before income taxes** | 13,110 | 21,709 |
| Provision for income taxes | 2,476 | 5,791 |
| **Net income** | 10,634 | 15,918 |
| **Basic net income per share** | $ .39 | $ .59 |
| **Diluted net income per share** | $ .39 | $ .59 |
| **Weighted average shares outstanding** | | |
| Basic | 27,130 | 27,130 |
| Diluted | 27,130 | 27,130 |

The accompanying notes are an integral part of the consolidated financial statements.

**EMERSON RADIO CORP. AND SUBSIDIARIES**
**CONSOLIDATED BALANCE SHEETS**
**As of March 31, 2012 and 2011**

| | 2012 | 2011 |
|---|---|---|
| | (In thousands, except share data) | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 44,960 | $ 39,796 |
| Restricted cash | 215 | 600 |
| Accounts receivable, net | 12,134 | 10,929 |
| Other receivables | 1,193 | 1,413 |
| Due from affiliates | 1 | — |
| Inventory, net | 11,269 | 8,515 |
| Prepaid expenses and other current assets | 2,873 | 549 |
| Investments in marketable securities | — | 4,725 |
| Deferred tax assets | 2,304 | 2,825 |
| Total Current Assets | 74,949 | 69,352 |
| Property, plant, and equipment, net | 260 | 2,921 |
| Trademarks, net | 1,545 | 1,545 |
| Deferred tax assets | 1,668 | 2,540 |
| Other assets | 262 | 358 |
| Total Assets | $ 78,684 | $ 76,716 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Short-term borrowings | $ — | $ 2,466 |
| Current maturities of long-term borrowings | 64 | 46 |
| Accounts payable and other current liabilities | 9,152 | 14,408 |
| Due to affiliates | 11 | 2 |
| Accrued sales returns | 1,201 | 1,199 |
| Income taxes payable | 107 | 196 |
| Total Current Liabilities | 10,535 | 18,317 |
| Long-term borrowings | 72 | 150 |
| Deferred tax liabilities | 177 | 158 |
| Shareholders' Equity: | | |
| Preferred shares — 10,000,000 shares authorized; 3,677 shares issued and outstanding; liquidation preference of $3,677,000 | 3,310 | 3,310 |
| Common shares — $0.01 par value, 75,000,000 shares authorized; 52,965,797 shares issued at March 31, 2012 and March 31, 2011, respectively; 27,129,832 shares outstanding at March 31, 2012 and March 31, 2011, respectively | 529 | 529 |
| Capital in excess of par value | 98,785 | 98,785 |
| Accumulated other comprehensive (losses) income | (82) | 746 |
| Accumulated deficit | (10,418) | (21,055) |
| Treasury stock, at cost, 25,835,965 shares | (24,224) | (24,224) |
| Total Shareholders' Equity | 67,900 | 58,091 |
| Total Liabilities and Shareholders' Equity | $ 78,684 | $ 76,716 |

The accompanying notes are an integral part of the consolidated financial statements.

## EMERSON RADIO CORP. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
### For The Years Ended March 31, 2012 and 2011

| | Preferred Stock | Common Shares Issued: Number of Shares | Common Shares Issued: Par Value | Treasury Stock | Capital in Excess of Par Value | Accumulated Other Comprehensive Losses | Accumulated Deficit | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | (In thousands, except share data) | | | | | | | |
| Balance — March 31, 2010 | $ 3,310 | 52,965,797 | $529 | $(24,224) | $ 98,785 | $ (82) | $ (36,976) | $ 41,342 |
| Unrealized gain on securities | | | | | | 828 | | 828 |
| Comprehensive income: | | | | | | | | |
| Net income | | | | | | | 15,921 | 15,921 |
| Comprehensive income | | | | | | | | 16,749 |
| Balance — March 31, 2011 | $ 3,310 | 52,965,797 | $529 | $(24,224) | $ 98,785 | $ 746 | $ (21,055) | $ 58,091 |
| Unrealized gain on securities | | | | | | (828) | | (828) |
| Comprehensive income: | | | | | | | | |
| Net income | | | | | | | 10,637 | 10,637 |
| Comprehensive income | | | | | | | | 9,809 |
| Balance — March 31, 2012 | $ 3,310 | 52,965,797 | $529 | $(24,224) | $ 98,785 | $ (82) | $ (10,418) | $ 67,900 |

The accompanying notes are an integral part of the consolidated financial statement.

**EMERSON RADIO CORP. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**For The Years Ended March 31, 2012 and 2011**

| | 2012 | 2011 |
|---|---|---|
| | (In thousands) | |
| **Cash Flows from Operating Activities:** | | |
| Net Income | $10,634 | $ 15,918 |
| Adjustments to reconcile net income to net cash (used) provided by operating activities: | | |
| Depreciation and amortization | 276 | 502 |
| Deferred tax benefit | 1,412 | 4,645 |
| Asset allowances, reserves, and other | (2,622) | (287) |
| Gain on sale of building | (347) | — |
| Gain on sale of investment | (828) | (966) |
| Changes in assets and liabilities: | | |
| Accounts receivable | (577) | 10,272 |
| Other receivables | 220 | (376) |
| Due from affiliates | (1) | 185 |
| Inventories | (755) | 2,118 |
| Prepaid expenses and other current assets | (2,324) | 187 |
| Other assets | 96 | (153) |
| Accounts payable and other current liabilities | (5,256) | (6,368) |
| Due to affiliates | 9 | (26) |
| Income taxes payable | (89) | 22 |
| Net cash (used) provided by operating activities | (152) | 25,673 |
| **Cash Flow From Investing Activities:** | | |
| Proceeds from sale of marketable securities | 4,725 | 3,100 |
| Restricted cash | 385 | (599) |
| Additions to property and equipment | (57) | (231) |
| Disposals of property and equipment | 2,789 | — |
| Net cash provided by investing activities | 7,842 | 2,270 |
| **Cash Flows from Financing Activities:** | | |
| Repayments of short-term borrowings | (2,448) | (3,147) |
| Net decrease in capital lease and other rental obligations | (78) | (51) |
| Borrowings under long-term credit facility | — | 88,162 |
| Repayments of borrowings under long-term credit facility | — | (88,162) |
| Net cash used by financing activities | (2,526) | (3,198) |
| Net increase in cash and cash equivalents | 5,164 | 24,745 |
| Cash and cash equivalents at beginning of year | 39,796 | 15,051 |
| Cash and cash equivalents at end of year | $44,960 | $ 39,796 |
| Supplemental disclosures of non-cash investing and financing activities: | | |
| Interest | $ 23 | $ 103 |
| Income taxes | $ 1,942 | $ 704 |

The accompanying notes are an integral part of the consolidated financial statements.

## EMERSON RADIO CORP. AND SUBSIDIARIES
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES:

***Background and Basis of Presentation***

The consolidated financial statements include the accounts of Emerson Radio Corp. ("Emerson", consolidated — the "Company"), and its subsidiaries. The Company designs, sources, imports and markets a variety of houseware and consumer electronic products, and licenses the Emerson trademark for a variety of products domestically and internationally.

***Use of Estimates***

In preparing financial statements in conformity with generally accepted accounting principles, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash Equivalents***

Highly liquid short-term investments with original maturities of three months or less at the time of purchase are considered to be cash equivalents.

***Fair Values of Financial Instruments***

The carrying amounts for cash and cash equivalents, cash securing bank loans, trade accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of these financial instruments. The carrying amounts of bank debt approximate their fair values due to their variable rate interest features.

***Investments***

The Company determines the appropriate classifications of securities at the time of purchase and evaluates the continuing appropriateness of that classification thereafter. Realized gains and losses are determined on a specific identification basis and are reported separately as a component of income. Decreases and increases in the fair value of securities deemed to be other than temporary are included in earnings.

***Concentrations of Credit Risk***

Certain financial instruments potentially subject the Company to concentrations of credit risk. Accounts receivable represent amounts due from retailers and distributors from sales to them of consumer electronics throughout the United States and Canada. The Company periodically performs credit evaluations of its customers but generally does not require collateral. The Company provides for any anticipated credit losses in the financial statements based upon management's estimates and ongoing reviews of recorded allowances. The accounts receivable allowance for doubtful accounts was $326,000 at March 31, 2012 and $455,000 at March 31, 2011.

The Company maintains its cash accounts with major U.S. and foreign financial institutions. The total cash balances on deposit in the U.S. which are insured by the Federal Deposit Insurance Corporation ("FDIC") are currently and were insured by the FDIC up to $250,000 per bank as of March 31, 2012 and March 31, 2011 for interest-bearing accounts. Non-interest bearing accounts became insured by the FDIC with no limit, starting December 31, 2010 and are currently scheduled to remain so through December 31, 2012. The Company's cash balances in excess of FDIC-insured limits were approximately $38.1 million and approximately $2.3 million at March 31, 2012 and March 31, 2011, respectively.

***Long-Lived Assets***

The Company's long-lived assets include property and equipment and trademarks. At March 31, 2012, the Company had approximately $260,000 of property and equipment, net of accumulated depreciation, and approximately $1,545,000 of trademarks, net of accumulated amortization, accounting for approximately 2% of the Company's total assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC Topics 350 "Intangibles" and 360 "Property, Plant and Equipment". The recoverability of assets held and used is measured by a comparison of the carrying amount of the asset to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

***Property and Equipment***

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets being depreciated. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized and depreciated over the remaining estimated useful lives of the related assets. At time of disposal, the cost and related accumulated depreciation are removed from the Company's records and the difference between net carrying value of the asset and the sale proceeds is recorded as a gain or loss.

Depreciation of property, plant and equipment is provided by the straight-line method as follows:

| | |
|---|---|
| • Machinery and Equipment | Three years to seven years |
| • Furniture & Fixtures | Seven years |
| • Leasehold Improvements | Straight-line basis over the shorter of the useful life of the improvement or the term of the lease |

***Revenue Recognition***

*Distribution of products*

Revenues from product distribution are recognized at the time title passes to the customer. Under the Direct Import Program, title passes in the country of origin. Under the Domestic Program, title passes primarily at the time of shipment. Estimates for future expected returns are based upon historical return rates and netted against revenues.

Management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends and changes in customer demand for the Company's products when evaluating the adequacy of the reserve for sales returns. Management judgments and estimates must be made and used in connection with establishing the sales return reserves in any accounting period. Additional reserves may be required if actual sales returns increase above the historical return rates. Conversely, the sales return reserve could be decreased if the actual return rates are less than the historical return rates, which were used to establish the reserve.

Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with ASC topic 605, "Revenue Recognition.", subtopic 50 "Customer Payments and Incentives" and Securities and Exchange Commission Staff Accounting Bulletins 101 "Revenue Recognition in Financial Statements," and 104 "Revenue Recognition, corrected copy" ("SAB's 101 and 104").

At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by ASC topic 605, "Revenue Recognition", subtopic 15 "Products", (i) sales incentives offered to customers that meet the criteria for accrual under ASC topic 605, subtopic 50 and (ii) under SAB's 101 and 104, an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within SAB 104's and 101's four revenue recognition criteria, all of which are required to be met in order to recognize revenue.

If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company's products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.

*Licensing*

In addition to the distribution of products, the Company grants licenses for the right to use the Company's trademarks for a stated term for the manufacture and/or sale of consumer electronics and other products under agreements which require payment of either i) a non-refundable minimum guaranteed royalty or, ii) the greater of the actual royalties due (based on a contractual calculation, normally comprised of actual product sales by the licensee multiplied by a stated royalty rate, or "Sales Royalties") or a minimum guaranteed royalty amount. In the case of (i), such amounts are recognized as revenue on a straight-line basis over the term of the license agreement. In the case of (ii), Sales Royalties in excess of guaranteed minimums are accounted for as variable fees and are not recognized as revenue until the Company has ascertained that the licensee's sales of products have exceeded the guaranteed minimum. In effect, the Company recognizes the greater of Sales Royalties earned to date or the straight-line amount of minimum guaranteed royalties to date. In the case where a royalty is paid to the Company in advance, the royalty payment is initially recorded as a liability and recognized as revenue as the royalties are deemed to be earned according to the principles outlined above.

***Cost of Sales***

Cost of sales includes actual product cost, change in inventory reserves, duty, buying costs, the cost of transportation to the Company's warehouses from its manufacturers, warehousing costs, and an allocation of those selling, general and administrative expenses that are directly related to these activities.

***Other Operating Costs and Expenses***

Other operating costs and expenses include costs associated with returned product received from retailers, warranty costs, warehouse supply expenses, and an allocation of those selling, general and administrative expenses that are directly related to these activities. Because other operating costs and expenses is not included in cost of sales, the reported gross margin may not be comparable to those of other distributors that may include all costs related to the cost of product to their cost of sales and in the calculation of gross margin.

***Selling, General and Administrative Expenses***

Selling, general and administrative expenses include all operating costs of the Company that are not directly related to the cost of procuring product or costs not included in other operating costs and expenses.

***Foreign Currency***

The assets and liabilities of foreign subsidiaries have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Related translation adjustments are reported as a separate component of shareholders' equity. Losses and gains resulting from foreign currency transactions are included in the results of operations.

The Company generally does not enter into foreign currency exchange contracts to hedge its exposures related to foreign currency fluctuations and there were no foreign exchange forward contracts held by the Company at March 31, 2012 or March 31, 2011.

*Advertising Expenses*

Advertising expenses are charged against earnings as incurred and are included in selling, general and administrative expenses. The Company incurred no advertising expenses during fiscal 2012 or fiscal 2011.

*Sales Allowance and Marketing Support Expenses*

Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with ASC topic 605, "Revenue Recognition.", subtopic 50 "Customer Payments and Incentives" and Securities and Exchange Commission Staff Accounting Bulletins 101 "Revenue Recognition in Financial Statements," and 104 "Revenue Recognition, corrected copy" ("SAB's 101 and 104").

At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by ASC topic 605, "Revenue Recognition", subtopic 15 "Products", (i) sales incentives offered to customers that meet the criteria for accrual under ASC topic 605, subtopic 50 and (ii) under SAB's 101 and 104, an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within SAB 104's and 101's four revenue recognition criteria, all of which are required to be met in order to recognize revenue.

If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company's products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.

The sales and marketing support accrual activity for fiscal 2012 and fiscal 2011 was as follows (in thousands):

| | |
|---|---|
| **Balance at March 31, 2010** | **$ 2,945** |
| Fiscal 2011 additions | 3,176 |
| Fiscal 2011 usages | (2,424) |
| Fiscal 2011 adjustments | (662) |
| **Balance at March 31, 2011** | **$ 3,035** |
| Fiscal 2012 additions | 2,385 |
| Fiscal 2012 usages | (2,435) |
| Fiscal 2012 adjustments | (1,024) |
| **Balance at March 31, 2012** | **$ 1,961** |

*Interest income (expense), net*

The Company records interest as incurred. The interest income (expense) for fiscal 2012 and 2011 consist of:

| | 2012 | 2011 |
|---|---|---|
| | (In thousands) | |
| Interest (expense) | $(23) | $(160) |
| Interest income | 93 | 192 |
| Interest income, net | $ 70 | $ 32 |

*Income Taxes*

Deferred income taxes are recorded to account for the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets have been recorded net of an appropriate valuation allowance, to the extent management believes it is more likely than not that such assets will be realized. (See Note 7 "Income Taxes").

*Comprehensive Income*

Comprehensive income or loss, as disclosed in the Consolidated Statements of Changes in Shareholders' Equity, is net income or loss adjusted for changes in the fair value of hedge instruments, unrealized gains or losses on securities, and foreign currency translation adjustments.

*Net Earnings Per Common Share*

Net earnings per common share are based upon the weighted average number of common and common equivalent shares outstanding. Outstanding stock options and warrants are treated as common stock equivalents when dilution results from their assumed exercise.

*Stock-Based Compensation*

The Company accounts for all share based payments in accordance with ASC Topic 71X, "Compensation", subtopic 718 "Compensation — Stock Compensation". Accordingly, the computed fair value is expensed ratably over the requisite vesting period. The Company recorded no stock-based compensation costs during fiscal 2012 or fiscal 2011.

There were no stock options granted by the Company in fiscal 2012 or fiscal 2011.

*Recent Pronouncements*

The following Accounting Standards Updates ("ASUs") were issued by the Financial Accounting Standards Board during the twelve months ended March 31, 2012 which relate to or could relate to the Company as concerns the Company's normal ongoing operations or the industry in which the Company operates:

**Accounting Standards Update 2011-02, Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring (Issued April 2011)**

The amendments in this Update would provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. For Public Entities, the amendments in this Update are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption.

**Accounting Standards Update 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (Issued May 2011)**

The amendments in this Update generally represent clarifications of Topic 820 – Fair Measurement and Disclosures, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This Update results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRSs. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted.

**Accounting Standards Update 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (Issued June 2011)**

The amendments in this Update require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income.

The amendments in this Update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The Company has not chosen to early adopt the provisions of this Update.

**Accounting Standards Update 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment (Issued September 2011)**

The objective of this Update is to simplify how entities, both public and nonpublic, test goodwill for impairment. The amendments in the Update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent.

The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company has not chosen to early adopt the provisions of this Update. The Company has no goodwill on its books.

**Accounting Standards Update 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (Issued December 2011)**

In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05. The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05.

All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. The amendments in this Update are effective at the same time as the amendments in Update 2011-05 so that entities will not be required to comply with the presentation requirements in Update 2011-05 that this Update is deferring. For this reason, the transition guidance in paragraph 220-10-65-2 is consistent with that for Update 2011-05. The amendments in this Update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011.

**NOTE 2 — INVENTORIES:**

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. As of March 31, 2012 and March 31, 2011, inventories consisted of the following:

| | March 31, 2012 | March 31, 2011 |
|---|---|---|
| | (In thousands) | |
| Finished goods | $ 11,347 | $ 10,592 |
| Less inventory allowances | (78) | (2,077) |
| | $ 11,269 | $ 8,515 |

**NOTE 3 — RELATED PARTY TRANSACTIONS:**

From time to time, Emerson engages in business transactions with its controlling shareholder, The Grande Holdings Limited (Provisional Liquidators Appointed) and its direct and indirect subsidiaries ("Grande"). Set forth below is a summary of such transactions.

### *Controlling Shareholder*

The Grande Holdings Limited (Provisional Liquidators Appointed) ("Grande"), a Bermuda corporation, has, together with S&T International Distribution Limited ("S&T"), Grande N.A.K.S. Ltd. and Christopher Ho (Chairman of Grande's and Emerson's Boards of Directors) (together with Grande, the "Reporting Persons") filed, on July 5, 2012, a Schedule 13D/A with the Securities and Exchange Commission ("SEC") stating that, as of the filing date, the Reporting Persons (except Christopher Ho) had the shared power to vote and direct the disposition of 15,243,283 shares, or approximately 56.2%, of the outstanding common stock of Emerson, subject only to the rights granted to Deutsche Bank AG ("Deutsche Bank") pursuant to a security agreement entered into between S&T and Deutsche Bank on January 20, 2010 in which S&T granted a security interest in an aggregate of 3,780,600 shares in Emerson common stock (the "Pledged Shares") owned by S&T but pledged to Deutsche Bank for the purposes of securing obligations owing from Grande to Deutsche Bank (the "Secured Obligations").

The aforementioned Schedule 13D/A also states that, as of the filing date, the Reporting Persons are aware only of the sale of 391,199 of the Pledged Shares by Deutsche Bank and that they have not yet been able to verify whether, or to what extent, Deutsche Bank has taken any other actions in respect of the Pledged Shares. The Reporting Persons also are of the view that the Secured Obligations have already been settled and, therefore, S&T reportedly is seeking clarification of the basis on which Deutsche Bank has claimed beneficial ownership of the remaining 3,380,079 shares out of the remaining 3,389,401 Pledged Shares.

On February 11, 2011, Deutsche Bank filed a Schedule 13G with the SEC stating that it had sole voting and sole dispositive power over the Pledged Shares, which represent approximately 12.5% of the Company's outstanding common stock. On January 9, 2012, Deutsche Bank filed with the SEC a Form 4 Statement of Changes in Beneficial Ownership stating that, after sales by it of certain of the Pledged Shares, it beneficially owned 3,380,079 shares of Emerson's common stock, and on February 10, 2012, Deutsche Bank filed with the SEC a Schedule 13G stating that it was the beneficial owner with sole voting and sole dispositive power of such shares.

As a result of the foregoing, there are competing claims to 3,380,079 shares of Emerson's common stock. Until further clarification is obtained, Emerson is unable to determine the beneficial ownership of such shares (see Item 1A "Risk Factors — Business Related Risks — "Uncertain Impact of Appointment of Provisional Liquidators for Grande, Emerson's Controlling Shareholder").

### *Related Party Transactions*

*Rented Space in Hong Kong*

Effective January 1, 2010, Emerson entered into a lease agreement with Lafe Properties (Hong Kong) Limited ("Lafe"), a related party of Grande at that time, pursuant to which Emerson rented 36,540 square feet from Lafe for the purpose of housing its Hong Kong based office personnel and for its use to refurbish certain returned products. This lease agreement expired on December 31, 2010 and was renewed for a one year period on substantially the same terms during December 2010, and expired on December 31, 2011. On December 31, 2010, Lafe was sold by its immediate holding company to an independent third party, and, as such, the Company no longer considers Lafe to be a related party to the Company beginning December 31, 2010. For the nine months ended December 31, 2010, Emerson's rent expense associated with this lease was approximately $387,000.

Related service charges associated with this lease agreement that the Company continues to procure from Brighton Marketing Limited, a subsidiary of Grande, The Grande Properties Management Limited, a related party of Grande, and The Grande Group (HK) Ltd., a related party of Grande, totaled approximately $81,000 for the twelve months ended March 31, 2012 as compared to approximately $161,000 for the twelve months ended March 31, 2011, which also included charges associated with the lease agreement that were provided during the twelve months ended March 31, 2011 by Devon Technical Services Ltd., a subsidiary of Grande. Emerson owed The Grande Group (HK) Ltd. approximately $1,000 pertaining to these charges at March 31, 2012. Emerson owed Brighton Marketing Limited approximately $2,000 pertaining to these charges at March 31, 2011.

*Rented Space in the People's Republic of China*

In December 2008, Emerson signed a lease agreement with Akai Electric (China) Co., Ltd. ("Akai China"), a subsidiary of Grande prior to its disposal on December 24, 2010, concerning the rental of office space, office equipment, and lab equipment for Emerson's quality assurance personnel in Zhongshan, People's Republic of China. The lease term began in July 2007 and ended by its terms in June 2009, at which time the agreement renewed automatically on a month-by-month basis unless canceled by either party. The agreement was cancelled in May 2011.

On December 24, 2010, Grande announced that it sold Capetronic Group Ltd. ("Capetronic") to a purchaser who, along with its beneficial owner, are third parties independent of Grande and its connected persons, as defined in the Listing Rules, and to the best of Grande's and its directors' knowledge, information and belief, having made all reasonable enquiries (the "Sale"). As Akai China was a subsidiary of Capetronic at the time of the Sale, and was disposed of along with Capetronic by Grande, the Company is no longer considering Akai China to be a related party to the Company beginning December 24, 2010.

For the nine months ended December 31, 2010, Emerson's rent expense associated with this lease agreement totaled approximately $85,000.

*Consulting Services Provided to Emerson by one of its Directors*

During the twelve months ended March 31, 2012 and March 31, 2011, Emerson paid consulting fees of approximately $62,000 and $114,000, respectively, to Mr. Eduard Will, a director of Emerson, for work performed by Mr. Will related to strategy for the Kayne Litigation as more fully described in Note 9 — "Legal Proceedings — Kayne Litigation", merger and acquisition research, as well as work related to the strategy for a shareholder derivative lawsuit that the Company settled in January 2011. In addition, during the twelve months ended March 31, 2012 and March 31, 2011, Emerson paid expense reimbursements and advances, in the aggregate, of approximately $19,000 and $23,000, respectively, to Mr. Will, related to this consulting work and his service as a director of Emerson. At March 31, 2012 and March 31, 2011, the Company owed Mr. Will approximately $10,000 and nil related to these activities.

*Other*

On April 7, 2010, upon a request made to the Company by its foreign controlling stockholder, S&T International Distribution Limited ("S&T"), a subsidiary of Grande, the Company entered into an agreement with S&T, whereby the Company returned to S&T on April 7, 2010 that portion of the taxes that the Company had withheld from the dividend paid on March 24, 2010 to S&T, which the Company believes is not subject to U.S. tax based on the Company's good-faith estimate of its accumulated earnings and profits (the "Agreement"). The Company believes this transaction results in an off-balance sheet arrangement, which is comprised of a possible contingent tax liability of the Company, which, if recognized, would be offset by the calling by the Company on S&T of the indemnification provisions of the Agreement. Per the terms of the Agreement, Emerson invoiced S&T in June 2010 approximately $42,000 for reimbursement of legal fees incurred by Emerson with regard to the Agreement and approximately $33,000 as a transaction fee for having entered into the Agreement. In January 2011, Emerson agreed, upon the request of S&T, to waive approximately $5,000 of the legal charges that had been invoiced to S&T in June 2010. S&T paid the full amount owed to Emerson of approximately $70,000 in February 2011. In February 2011, upon the request of S&T to the Company, the Company and S&T agreed the collateral pledged as a part of the Agreement would no longer be required and this collateral was returned by the Company to S&T in March 2011.

During the twelve months ended March 31, 2012 and March 31, 2011, Emerson invoiced Vigers Appraisal & Consulting Ltd. ("Vigers"), a related party of Grande, approximately $4,000 and $5,000, respectively, for office rental and usage of telephone and data lines maintained by Emerson. Vigers owed Emerson approximately $1,000 and nil, respectively, at March 31, 2012 and March 31, 2011, related to this activity.

During the twelve months ended March 31, 2011, Akai Sales Pte Ltd. ("Akai Sales"), a subsidiary of Grande, invoiced Emerson approximately $7,300 for travel expenses and courier fees which Akai Sales paid on Emerson's behalf. At March 31, 2011, Emerson owed Akai Sales nil. There were no transactions between Akai Sales and the Company during the twelve months ended March 31, 2012.

## NOTE 4 — PROPERTY, PLANT, AND EQUIPMENT:

As of March 31, 2012 and 2011, property, plant, and equipment is comprised of the following:

| | 2012 | 2011 |
|---|---|---|
| | (In thousands) | |
| Computer equipment & software | 234 | 343 |
| Furniture and fixtures | 267 | 357 |
| Machinery and equipment | 679 | 948 |
| Leasehold improvements | 8 | — |
| Building | — | 2,028 |
| Land | — | 641 |
| | 1,188 | 4,317 |
| Less accumulated depreciation and amortization | (928) | (1,396) |
| | $ 260 | $ 2,921 |

Depreciation of property, plant, and equipment amounted to approximately $276,000 and $441,000 for the twelve months ended March 31, 2012 and 2011, respectively. During fiscal 2012, the Company disposed of property, plant and equipment with gross book values totaling approximately $2.7 million, which were comprised mainly of the Company's headquarters office building and land in New Jersey. The Company recognized a total net gain of approximately $299,000 on these disposals in fiscal 2012. During fiscal 2011, the Company disposed of property, plant and equipment with gross book values totaling approximately $66,000 and recognized a total net loss of approximately $2,000 on these disposals in fiscal 2011.

## NOTE 5 — COMPREHENSIVE INCOME:

Comprehensive income for fiscal 2012 and fiscal 2011 is as follows (in thousands):

| | 2012 | 2011 |
|---|---|---|
| | (In thousands) | |
| Net income | $10,634 | $15,918 |
| Unrealized gain on securities | — | 828 |
| Comprehensive income | $10,634 | $16,746 |

## NOTE 6 — BORROWINGS:

***Short-term Borrowings***

At March 31, 2012 and March 31, 2011, there were nil and $2.5 million of short-term borrowings outstanding, respectively, under a credit line maintained with Smith Barney. This facility was backed exclusively by the Company's auction rate securities, bore interest at the Fed Open Market Rate plus 0.25%, and these borrowings had no net carrying cost. On May 18, 2011, the Company sold its last remaining Auction Rate Security, and paid off the open loan balance on the date of sale, closing this credit facility.

***Long-term Borrowings***

As of March 31, 2012 and 2011, long-term borrowings consisted of the following:

| | 2012 | 2011 |
|---|---|---|
| | (In thousands) | |
| Capitalized lease obligations and other | $136 | $196 |
| Less current maturities of capitalized lease obligations | 64 | 46 |
| Long-term borrowings | $ 72 | $150 |

Maturities of long-term borrowings as of March 31, 2012, by fiscal year and in the aggregate are as follows (in thousands):

| | |
|---|---|
| 2013 | $ 64 |
| 2014 | 42 |
| 2015 | 30 |
| Thereafter | — |
| Total | 136 |
| Less current portion | 64 |
| Total long term portion | $ 72 |

**NOTE 7 — INCOME TAXES:**

| | 2012 | 2011 |
|---|---|---|
| | (In thousands) | |
| Current: | | |
| Federal | $ 266 | $ 285 |
| Foreign, state and other | 579 | 808 |
| Prior year state and local | 234 | 98 |
| Deferred: | | |
| Federal | 1,089 | 4,444 |
| Foreign, state and other | 308 | 156 |
| | $2,476 | $5,791 |

The Company files a consolidated federal return and certain state and local income tax returns.

The difference between the effective rate reflected in the provision for income taxes and the amounts determined by applying the statutory federal rate of 34% to earnings before income taxes for the years ended March 31, 2012 and 2011 is analyzed below:

| | 2012 | 2011 |
|---|---|---|
| | (In thousands) | |
| Statutory provision (benefit) | $ 4,458 | $ 7,381 |
| Foreign subsidiary | (1,677) | (2,523) |
| State taxes | 736 | 671 |
| Permanent differences | 6 | 7 |
| True up of prior year taxes | 34 | (764) |
| Expiration of NOL | — | — |
| Usage of NOL | — | (156) |
| Valuation allowance | (1,081) | 1,158 |
| Other, net | — | 17 |
| Total income tax (benefit) | $ 2,476 | $ 5,791 |

As of March 31, 2012 and 2011, the significant components of the Company's deferred tax assets and liabilities were as follows:

| | 2012 | 2011 |
|---|---|---|
| | (In thousands) | |
| Deferred tax assets: | | |
| Current: | | |
| Accounts receivable reserves | $1,445 | $ 1,432 |
| Inventory reserves | 368 | 1,227 |
| Accruals | 214 | — |
| Stock warrants | 166 | 166 |
| Non-current: | | |
| Property, plant, and equipment | 699 | 699 |
| Impairment of auction rate securities | — | 828 |
| Net operating loss and credit carryforwards | 1,235 | 2,249 |
| Stock compensation | 79 | 79 |
| Gross deferred tax assets | 4,206 | 6,680 |
| Valuation allowances | (234) | (1,315) |
| Total deferred tax assets | 3,972 | 5,365 |
| Deferred tax liabilities: | | |
| Non-current: | | |
| Capital lease expense | 177 | 158 |
| Total Deferred Tax Liabilities | 177 | 158 |
| Net deferred tax assets | $3,795 | $ 5,207 |

The Company has no U.S. federal net operating loss carryforwards ("NOLs") as of March 31, 2012.

The amounts of state NOLs available by year as of March 31, 2012 are as follows (in millions $):

| Loss Year (Fiscal) | Included in DTA | Expiration Year (Fiscal) |
|---|---|---|
| 2007 | 1.3 | 2017 |
| 2008 | 2.6 | 2018 |

The tax benefits related to these state net operating loss carryforwards and future deductible temporary differences are recorded to the extent management believes it is more likely than not that such benefits will be realized.

Income of foreign subsidiaries before taxes was $4,908,000 and $7,983,000 for the years ended March 31, 2012 and 2011, respectively.

No provision was made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. Such earnings have been and will be reinvested but could become subject to additional tax if they were remitted as dividends, or were loaned to the Company or a domestic affiliate, or if the Company should sell its stock in the foreign subsidiaries. It is not practicable to determine the amount of additional tax, if any, that might be payable on undistributed foreign earnings.

A reconciliation of the Company's changes in uncertain tax positions from April 1, 2011 to March 31, 2012 is as follows:

| | In 000's |
|---|---|
| Total amount of unrecognized tax benefits as of April 1, 2011 | $ 121 |
| Gross increases in unrecognized tax benefits as a result of tax positions taken during a prior period | — |
| Gross decreases in unrecognized tax benefits as a result of tax positions taken during a prior period | — |
| Gross increases in unrecognized tax benefits as a result of tax positions taken during the current period | — |
| Gross decreases in unrecognized tax benefits as a result of tax positions taken during the current period | — |
| Decreases in unrecognized tax benefits relating to settlements with taxing authorities | — |
| Reductions to unrecognized tax benefits as a result of lapse of statute of limitations | — |
| Total amount of unrecognized tax benefits as of March 31, 2012 | $ 121 |

The effective tax rate on the Company's income before income taxes for fiscal 2012 differs from the federal statutory rate primarily as a result of difference in tax rate between U.S. and foreign jurisdictions, state income taxes, and change in net operating loss carryforwards. The effective tax rate on the Company's income before income taxes for fiscal 2011 differs from the federal statutory rate primarily as a result of difference in tax rate between U.S. and foreign jurisdictions, state income taxes and change in net operating loss carryforwards.

The Company is subject to examination and assessment by tax authorities in numerous jurisdictions. A summary of the Company's open tax years is as follows as of March 31, 2012:

| Jurisdiction | Open Tax Years |
|---|---|
| U.S. Federal | 2008-2011 |
| U.S. States | 2007-2011 |
| Foreign | 2005-2011 |

Based on the outcome of tax examinations or due to the expiration of statutes of limitations, it is reasonably possible that the unrecognized tax benefits related to uncertain tax positions taken in previously filed returns may be different from the liabilities that have been recorded for these unrecognized tax benefits. As a result, the Company may be subject to additional tax expense.

## NOTE 8 — COMMITMENTS AND CONTINGENCIES:

### *Leases:*

The Company leases warehouse and office space with annual commitments as follows (in thousands):

| | | Rental Commitments | |
|---|---|---|---|
| Fiscal Years | Amount | Affiliate | Non-Affiliate |
| 2013 | 1,282 | — | 1,282 |
| 2014 | 728 | — | 728 |
| 2015 | 135 | — | 135 |
| 2016 | 16 | — | 16 |
| Thereafter | — | — | — |
| Total | $2,161 | $ — | $ 2,161 |

Rent expense resulting from leases with non-affiliated companies aggregated $1,369,000 and $990,000, respectively, for fiscal 2012 and 2011.

### *Letters of Credit:*

The Company utilizes the services of one of its banks to issue secured letters of credit on behalf of the Company, as needed, on a 100% cash collateralized basis. At March 31, 2012 and March 31, 2011, the Company had approximately $0.2 million and $0.5 million of letters of credit outstanding.

### *Capital Expenditure and Other Commitments:*

As of March 31, 2012, there were no capital expenditure or other commitments other than the normal purchase orders used to secure product.

### *Employee Benefit Plan:*

The Company currently sponsors a defined contribution 401(k) retirement plan which is subject to the provisions of the Employee Retirement Income Security Act. The Company matches a percentage of the participants' contributions up to a specified amount. These contributions to the plan for fiscal 2012 and 2011 were $64,000 and $74,000, respectively, and were charged against earnings for the periods presented.

## NOTE 9 — STOCK BASED COMPENSATION:

In 2004, the Company adopted the 2004 Employee Stock Options Plan. The provisions for exercise price, term and vesting schedule are, for the most part, the same as the previous Incentive Stock Option Plan. The maximum aggregate number of shares of common stock available pursuant to the Program is 2,500,000 shares.

A summary of transactions during the last two years is as follows:

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| Outstanding — April 1, 2010 | 2,000 | $ 1.00 |
| Expired | (2,000) | 1.00 |
| Outstanding — March 31, 2011 | 0 | $ .00 |
| Outstanding — March 31, 2012 | 0 | $ .00 |
| Exercisable at March 31, 2012 | 0 | $ .00 |

As of March 31, 2012, there were no options outstanding. At March 31, 2012, 2011 and 2010, the weighted average exercise price of exercisable options under the Program was $0, $0, and $1.00, respectively.

In 2004, the Company's Board of Directors, and the stockholders subsequently approved the 2004 Non-Employee Director Stock Option Plan, the provisions for exercise price, term and vesting schedule being, for the most part, the same as the 1994 Non-Employee Director Stock Option Plan. The maximum number of shares of Common Stock available under such plan was 250,000 shares. In December 2006, an additional listing application was approved by the American Stock Exchange permitting the issuance of up to 500,000 shares pursuant to the 2004 plan.

A summary of transactions under the plan for the two years ended March 31, 2012 is as follows:

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| Outstanding — April 1, 2010 | 75,000 | $ 3.15 |
| Cancelled | (25,000) | 3.19 |
| Outstanding — March 31, 2011 | 50,000 | $ 3.13 |
| Outstanding — March 31, 2012 | 50,000 | $ 3.13 |
| Exercisable at March 31, 2012 | 50,000 | $ 3.13 |

The following table provides additional information as to the options outstanding under the Non-Employee Director Stock Option Plan as of March 31, 2012:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Amount Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Amount Exercisable | Weighted Average Exercise Price |
| $3.07 | 25,000 | 3.8 | $ 3.07 | 25,000 | $ 3.07 |
| $3.19 | 25,000 | 4.6 | 3.19 | 25,000 | 3.19 |
| | 50,000 | 4.2 | $ 3.13 | 50,000 | $ 3.13 |

There were no options granted during the fiscal years ending March 31, 2012 or 2011. As of March 31, 2012, there were a total of 50,000 options outstanding with exercise prices ranging from $3.07 per share to $3.19 per share, all of which were fully vested. The weighted average exercise price of exercisable options under the Non-Employee Director Stock Option Plan was $3.13 for both March 31, 2012 and 2011.

## NOTE 10 — SHAREHOLDERS' EQUITY:

### *Common Shares:*

Authorized common shares total 75,000,000 shares of common shares, par value $0.01 per share, of which, 27,129,832 were issued and outstanding as of March 31, 2012 and 2011. Shares held in treasury at March 31, 2012 and 2011 were 25,835,965.

### *Common Stock Repurchase Program:*

In September 2003, the Company's Board authorized a share repurchase programs for 2,000,000 shares. No shares were repurchased in fiscal 2012 or fiscal 2011. As of March 31, 2012, 732,377 shares remain available for repurchase under this program.

### *Series A Preferred Stock:*

The Company has issued and outstanding 3,677 shares of Series A Preferred Stock, ("Preferred Stock") $.01 par value, with a face value of $3,677,000, which had no determinable market value as of March 31, 2012. Effective March 31, 2002, the previously existing conversion feature of the Preferred Stock expired. The Series A convertible preferred stock is non-voting, has no dividend preferences and has not been convertible since March 31, 2002; however, it retains a liquidation preference.

## NOTE 11 — MARKETABLE SECURITIES:

As of March 31, 2012 and March 31, 2011, the Company had a net book value investment in trading securities of nil and $4.7 million, respectively, consisting entirely of student loan auction rate securities ("SLARS"). As of March 31, 2011, the Company's investments in the SLARS were classified as available-for-sale securities.

During Fiscal 2012, the Company sold for cash proceeds in May 2011 its last remaining SLARS for $4.7 million and recognized a realized gain of $0.8 million as a result.

During Fiscal 2011, the Company had written up the value of this SLARS from its net written-down book value of $3.9 million to $4.7 million, and recorded an unrealized gain of $0.8 million on the March 31, 2011 balance sheet. Also, in December 2010, the Company sold for cash proceeds one of its SLARS having a net book value of $2.1 million for $3.1 million, realizing a gain of $1.0 million in fiscal 2011 as a result.

## NOTE 12 — NET EARNINGS PER SHARE:

The following table sets forth the computation of basic and diluted earnings per share for the years ended March 31, 2012 and March 31, 2011:

| | 2012 | 2011 |
|---|---|---|
| | (In thousands, except per share data) | |
| **Numerator:** | | |
| Net income for basic and diluted earnings per share | $ 10,634 | $ 15,918 |
| **Denominator:** | | |
| Denominator for basic earnings per share — weighted average shares | 27,130 | 27,130 |
| Effect of dilutive securities on denominator: | | |
| Options | — | — |
| Denominator for diluted earnings per share — weighted average shares and assumed conversions | 27,130 | 27,130 |
| **Net income per share:** | | |
| Basic and diluted loss per share | $ .39 | $ .59 |

For the year ended March 31, 2012, 50,000 shares attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because the exercise price of the options and warrants exceeded the average price of the common shares, and therefore their inclusion would have been anti-dilutive.

## NOTE 13 — LICENSE AGREEMENTS:

The Company is party to numerous license agreements that allow licensees to use its trademarks for the manufacture and/or the sale of consumer electronics and other products and are referred to as "outward licenses". These license agreements (i) allow the licensee to use the Company's trademarks for a specific product category, or for sale within specific geographic areas, or for sales to a specific customer base, or any combination of the above, or any other category that might be defined in the license agreement, (ii) may be subject to renewal at the initial expiration of the agreements and are governed by the laws of the United States and (iii) have expiration dates ranging through August 2016.

In January 2011, the Company's inward license agreement with Apple Computer Inc was terminated. The license had allowed the Company to develop and market products that are compatible with iPod® portable audio and video devices, and further provided the right to use the "made for iPod(R)" logo on the Company's packaging and promotional material.

## NOTE 14 — LEGAL PROCEEDINGS:

***Kayne Litigation.*** On July 7, 2011, the Company was served with an amended complaint (the "Complaint") filed in the United States District Court for the Central District of California alleging, among other things, that the Company, certain of its present and former directors and other entities or individuals now or previously associated with Grande, intentionally interfered with the ability of the plaintiffs to collect on a judgment (now approximately $47 million) they had against Grande by engaging in transactions (such as the dividend paid to all shareholders in March 2010) which transferred assets out of the United States. The Complaint also asserts claims under the civil RICO statute and for alter ego liability. In the Company's opinion, the claims appear to be devoid of merit. Accordingly, on September 27, 2011, Emerson moved to dismiss the action for failure to state a claim (the "Motion"). On or about February 27, 2012, the Court dismissed the intentional interference claim and portions of the Civil RICO claim with leave to re-plead, but denied the Motion to dismiss the alter ego claim. On March 19, 2012, the plaintiffs filed a Second Amended Complaint setting forth the same claims as the Complaint. On April 20, 2012, the Company moved to dismiss the re-pleaded intentional interference and RICO claims, and oral arguments on this motion were held on June 18, 2012. The Company is awaiting the Court's ruling on the motion. In the interim, the parties have exchanged document discovery requests and responses, but as of yet no documents have been produced. This action has been scheduled for an April 23, 2013 trial date. Emerson is defending the action vigorously.

***Other.*** Except for the litigation matters described above, the Company is not currently a party to any legal proceedings other than litigation matters, in most cases involving ordinary and routine claims incidental to our business. Management cannot estimate with certainty the Company's ultimate legal and financial liability with respect to such pending litigation matters. However, management believes, based on our examination of such matters, that the Company's ultimate liability will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

## NOTE 15 — GEOGRAPHIC INFORMATION:

Net revenues and identifiable assets of the Company for the fiscal years ended March 31, 2012 and March 31, 2011 are summarized below by geographic area (in thousands). Net revenues are attributed to geographic area based on location of customer.

| | Year Ended March 31, 2012 | | |
|---|---|---|---|
| | U.S. | Foreign | Consolidated |
| Net third party revenue | $163,251 | $ — | $ 163,251 |
| Long-lived assets | $ 67,127 | $7,614 | $ 74,741 |

| | Year Ended March 31, 2011 | | |
|---|---|---|---|
| | U.S. | Foreign | Consolidated |
| Net third party revenue | $200,674 | $ 167 | $ 200,841 |
| Long-lived assets | $ 60,965 | $5,666 | $ 66,631 |

## Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

**Item 9A.** ***Controls and Procedures***

**Evaluation of Disclosure Controls and Procedures**

The Company maintains disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d — 15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in its Exchange Act reports are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Due to the inherent limitations of control systems, not all misstatements may be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons; by collusion of two or more people, or by management override of the control. The Company's controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met.

As a result of its internal assessment, the Company's management concluded that disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K, are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to ensure that such information is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

**Management's Report on Internal Control over Financial Reporting**

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the Company's principal executive officer and principal financial officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Company's internal control over financial reporting was effective.

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.

**Changes in Internal Control over Financial Reporting**

During the fiscal quarter ended March 31, 2012, there were no changes in the Company's internal control that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## PART III

### Item 10. *DIRECTORS AND EXECUTIVE OFFICERS*

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement, or an amendment to this Annual Report on Form 10-K, to be filed with the Securities and Exchange Commission on or before July 29, 2012.

### Item 11. *EXECUTIVE COMPENSATION*

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement, or an amendment to this Annual Report on Form 10-K, to be filed with the Securities and Exchange Commission on or before July 29, 2012.

### Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement, or an amendment to this Annual Report on Form 10-K, to be filed with the Securities and Exchange Commission on or before July 29, 2012.

### Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement, or an amendment to this Annual Report on Form 10-K, to be filed with the Securities and Exchange Commission on or before July 29, 2012.

## Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required is incorporated herein by reference to Emerson's definitive Proxy Statement, or an amendment to this Annual Report on Form 10-K, to be filed with the Securities and Exchange Commission on or before July 29, 2012.

# PART IV

## Item 15. *EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES*

(a) List of Financial Statements, Financial Statement Schedules, and Exhibits.

1. *Financial Statements*. The following financial statements of Emerson Radio Corp. are included in Item 8 of Part II of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Operations for the years ended March 31, 2012 and 2011
Consolidated Balance Sheets as of March 31, 2012 and 2011
Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2012 and 2011
Consolidated Statements of Cash Flows for the years ended March 31, 2012 and 2011
Notes to Consolidated Financial Statements

All financial statement schedules are omitted from this Annual Report on Form 10-K, as they are not required or applicable or the required information is included in the financial statements or notes thereto.

2. *Exhibits*. The following exhibits are filed with this Annual Report on Form 10-K or are incorporated herein by reference, as indicated.

| Exhibit Number | |
|---|---|
| 3.1 | Certificate of Incorporation of Emerson (incorporated by reference to Exhibit (3) (a) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994). |
| 3.4 | Certificate of Designation for Series A Preferred Stock (incorporated by reference to Exhibit (3) (b) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994). |
| 3.5 | Amendment dated February 14, 1996 to the Certificate of Incorporation of Emerson (incorporated by reference to Exhibit (3) (a) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995). |
| 3.6 | By-Laws of Emerson (incorporated by reference to Exhibit 3.1 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007). |
| 3.7 | Amendment dated November 28, 1995 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit (3) (b) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995). |
| 3.8 | Amendment effective as of November 10, 2009 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit 3.1 of Emerson's Current Report on Form 8-K filed on November 16, 2009). |
| 3.9 | Amendment effective as of August 31, 2011 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit 3.2 of Emerson's Current Report on Form 8-K filed on September 7, 2011). |
| 10.12 | License Agreement effective as of January 1, 2001 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10) (z) of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000). |
| 10.12.1 | First Amendment to License Agreement dated February 19, 2002 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10.12.1) of Emerson's Annual Report on Form 10-K for the year ended March 31, 2002). |
| 10.12.2 | Second Amendment to License Agreement effective August 1, 2002 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit (10.12.2) of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002). |
| 10.12.3 | Third Amendment to License Agreement effective February 18, 2004 by and between Funai Corporation and Emerson (incorporated by reference to Exhibit 10.12.3 of Emerson's Annual Report on Form 10-K for the year ending March 31, 2004). |

10.12.4 Fourth Amendment to License Agreement effective December 3, 2004 by and between Funai Corporation, Inc. and Emerson (incorporated by reference to Exhibit (10.12.4) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.12.5 Fifth Amendment to License Agreement effective May 18, 2005 by and between Funai Corporation, Inc. and Emerson (incorporated by reference to Exhibit (10.12.5) of Emerson's Annual Report on Form 10-K for the year ending March 31, 2005).

10.12.7 Seventh Amendment to License Agreement effective December 22, 2005 by and between Funai Corporation, Inc. and Emerson (incorporated by reference to Exhibit 10.1 of Emerson's Current Report on Form 8-K filed on December 29, 2005).

10.13 Second Lease Modification dated as of May 15, 1998 between Hartz Mountain, Parsippany and Emerson (incorporated by reference to Exhibit (10) (v) of Emerson's Annual Report on Form 10-K for the year ended April 3, 1998).

10.13.1 Third Lease Modification made the 26th day of October, 1998 between Hartz Mountain Parsippany and Emerson (incorporated by reference to Exhibit (10) (b) of Emerson's Quarterly Report on Form 10-Q for the quarter ended October 2, 1998).

10.13.2 Fourth Lease Modification made the 12th day of February, 2003 between Hartz Mountain Parsippany and Emerson (incorporated by reference to Exhibit (10.13.2) of Emerson's Annual Report on Form 10-K for the year ended March 31, 2003).

10.13.3 Lease Agreement dated as of October 8, 2004 between Sealy TA Texas, L.P., a Georgia limited partnership, and Emerson Radio Corp. (incorporated by reference to Exhibit (10.13.3) of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

10.13.4 Fifth Lease Modification Agreement made the 2nd day of December, 2004 between Hartz Mountain Industries, Inc. and Emerson (incorporated by reference to Exhibit (10.13.3) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).

10.13.5 Lease Agreement (Single Tenant) between Ontario Warehouse I, Inc., a Florida corporation, as Landlord, and Emerson Radio Corp., a Delaware corporation, as Tenant, effective as of December 6, 2005 (incorporated by reference to Exhibit 10.1 to Emerson's Current Report on Form 8-K filed on January 4, 2006).

10.13.6 Letter agreement, dated November 28, 2005, between Emerson Radio Corp. and The Grande Group (Hong Kong) Limited regarding lease of office space. (Incorporated by reference to Exhibit 10.13.6 to Emerson's Annual Report on Form 10-K for the year ended March 31, 2006).

10.13.7 Letter agreement, dated November 29, 2005, between Emerson Radio Corp. and The Grande Group (Hong Kong) Limited regarding management services for office space. (Incorporated by reference to Exhibit 10.13.7 to Emerson's Annual Report on Form 10-K for the year ended March 31, 2006).

10.18.1 Emerson Radio Corp. 2004 Employee Stock Incentive Plan (incorporated by reference to Exhibit 1 of Emerson's 2004 Proxy Statement).

10.18.2 Emerson Radio Corp. 2004 Non-Employee Outside Director Stock Option Plan (incorporated by reference to Exhibit 2 of Emerson's 2004 Proxy Statement).

10.25 Employment Agreement, dated as of April 3, 2007, by and between Emerson Radio Corp. and Greenfield Pitts (incorporated by reference to Exhibit 10.1 to Emerson's Current Report on Form 8-K filed with the SEC on April 6, 2007).

10.26 Employment Agreement, dated as of October 15, 2007, by and between Emerson Radio Corp. and John Spielberger (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K filed with the SEC on July 11, 2008).

10.27.5 Loan and Security Agreement dated as of December 23, 2005, among Emerson Radio Corp., Emerson Radio Macao Commercial Offshore Limited, Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd., and Emerson Radio International Ltd. (as Borrowers) and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.2 of Emerson's Form 8-K dated December 29, 2005).

10.27.6 Seventh Amendment to Loan and Security Agreement dated as of December 23, 2005 among Emerson Radio Corp., Emerson Radio Macao Commercial Offshore Limited, Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd. and Emerson Radio International Ltd. (as Borrowers) and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.27.6 of Emerson's Annual Report on Form 10-K/A for the year ended March 31, 2009).

10.27.7 Eighth Amendment to Loan and Security Agreement dated as of December 23, 2005 among Emerson Radio Corp., Emerson Radio Macao Commercial Offshore Limited, Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd. and Emerson Radio International Ltd. (incorporated by reference to Exhibit 10.27.7 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2010).

| | |
|---|---|
| 10.27.8 | Ninth Amendment to Loan and Security Agreement dated as of December 23, 2005 among Emerson Radio Corp., Emerson Radio Macao Commercial Offshore Limited, Majexco Imports, Inc., Emerson Radio (Hong Kong) Ltd. and Emerson Radio International Ltd. (incorporated by reference to Exhibit 10.27.8 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2010). |
| 10.28.1 | Form of Common Stock Warrant Agreement entered into on October 7, 2003 by and between Emerson Radio Corp. and Ladenburg Thalmann & Co., Inc. (Incorporated by reference to Exhibit 10.28.1 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003). |
| 10.28.2 | Common Stock Purchase Warrant Agreement entered into on August 1, 2004 by and between Emerson Radio Corp. and EPOCH Financial Services, Inc. (incorporated by reference to Exhibit 10.28.2 of Emerson's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004). |
| 10.28.3 | Stock Purchase Agreement among Emerson Radio Corp., Collegiate Pacific Inc. and Emerson Radio (Hong Kong) Limited, dated July 1, 2005 (incorporated by reference to Exhibit 2.1 to Emerson's Current Report on Form 8-K filed on July 8, 2005). |
| 10.29 | Employment Agreement dated as of October 1, 2009 between Emerson and Duncan Hon (incorporated by reference to Exhibit 10.1 to Emerson's Current Report on Form 8-K filed on November 16, 2009). |
| 10.30 | Consulting Agreement dated as of September 4, 2010 between the Company and Mr. Greenfield Pitts (incorporated by reference to Exhibit 10.30 to Emerson's Form 10-Q for the quarter ended September 30, 2011). |
| 10.31 | Employment Agreement dated as of March 31, 2011 between the Company and Mr. Hon Tak Kwong (incorporated by reference to Exhibit 10.31 to Emerson's Form 10-Q for the quarter ended September 30, 2011). |
| 10.32 | Consultancy Agreement dated as of July 28, 2010 between the Company and Mr. Ma Chi Chiu (incorporated by reference to Exhibit 10.32 to Emerson's Form 10-Q for the quarter ended September 30, 2011). |
| 10.33 | Employment Agreement dated as of August 1, 2007, as amended, between the Company and Mr. Andrew L. Davis (incorporated by reference to Exhibit 10.1 to Emerson's Current Report on Form 8-K filed on September 10, 2010). |
| 14.1 | Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.1 of Emerson's Annual Report on Form 10-K for the year ended March 31, 2004). |
| 21.1 | Principal Subsidiaries of the Company as of March 31, 2012.* |
| 23.1 | Consent of Independent Registered Public Accounting Firm — MSPC, Certified Public Accountants and Advisors, Professional Corporation.* |
| 31.1 | Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.* |
| 31.2 | Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.* |
| 32 | Certification of the Company's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.** |
| 101.1+ | XBRL Instance Document. *** |
| 101.2+ | XBRL Taxonomy Extension Schema Document. *** |
| 101.3+ | XBRL Taxonomy Extension Calculation Linkbase Document. *** |
| 101.4+ | XBRL Taxonomy Extension Definition Linkbase Document. *** |
| 101.5+ | XBRL Taxonomy Extension Label Linkbase Document. *** |
| 101.6+ | XBRL Taxonomy Extension Presentation Linkbase Document. *** |

---

* Filed herewith.

** furnished herewith

*** The XBRL information is being furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any registration statement under the Securities Act of 1933, as amended.

(b) *Exhibits*. The exhibits required by Item 601 of Regulation S-K are filed herewith or incorporated by reference.

(c) *Financial Statement Schedules and Other Financial Statements*.

Schedule II — Valuation and Qualifying Accounts and Reserves

All other financial statement schedules are omitted from this Annual Report on Form 10-K, as they are not required or applicable or the required information is included in the financial statements or notes thereto.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERSON RADIO CORP.

By: /s/ Duncan Hon
Duncan Hon
Chief Executive Officer

Dated: July 13, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | | |
|---|---|---|
| /s/ Christopher Ho<br>Christopher Ho | Chairman of the Board of Directors | July 13, 2012 |
| /s/ Eduard Will<br>Eduard Will | Vice Chairman of the Board of Directors | July 13, 2012 |
| /s/ Duncan Hon<br>Duncan Hon | Chief Executive Officer | July 13, 2012 |
| /s/ Vincent Fok<br>Vincent Fok | Director | July 13, 2012 |
| /s/ Mirzan Mahathir<br>Mirzan Mahathir | Director | July 13, 2012 |
| /s/ Kareem E. Sethi<br>Kareem E. Sethi | Director | July 13, 2012 |
| /s/ Terence A. Snellings<br>Terence A. Snellings | Director | July 13, 2012 |

Exhibit 21.1

## EMERSON RADIO CORP. AND SUBSIDIARIES

## EXHIBIT TO FORM 10-K
## PRINCIPAL SUBSIDIARIES OF THE REGISTRANT

| Name of Subsidiary | Jurisdiction of Incorporation | Percentage of Ownership |
|---|---|---|
| Emerson Global Limited | British Virgin Islands | 100.0% |
| Emerson Radio (Hong Kong) Limited | Hong Kong | 100.0% |
| Emerson Radio Macao Commercial Offshore Limited | Macao | 100.0% |
| Majexco Imports, Inc. | California, U.S.A. | 100.0% |
| H.H. Scott, Inc. | New Jersey, USA | 100.0% |

**Exhibit 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Emerson Radio Corp. and Subsidiaries
Hackensack, New Jersey

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-63515, 333-132812 and 333-132815) of Emerson Radio Corp. of our report dated July 13, 2012, relating to the consolidated financial statements of Emerson Radio Corp. and Subsidiaries as of March 31, 2012 and 2011 and for each of the two years in the period ended March 31, 2012, which appear in this Form 10-K.

/s/ MSPC.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
A PROFESSIONAL CORPORATION

Cranford, New Jersey
July 13, 2012

**Exhibit 31.1**

**Certifications**
**Pursuant to Section 302 of the Sarbanes — Oxley Act of 2002**

I, Duncan Hon, certify that:

1. I have reviewed this report on Form 10-K of Emerson Radio Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information: and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Duncan Hon
Duncan Hon
Chief Executive Officer

Date: July 13, 2012

A signed original of this written statement required by Section 302 has been provided to Emerson Radio Corp. and will be retained by Emerson Radio Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

**Exhibit 31.2**

**Certifications**
**Pursuant to Section 302 of the Sarbanes — Oxley Act of 2002**

I, Andrew L. Davis, certify that:

1. I have reviewed this report on Form 10-K of Emerson Radio Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Andrew L. Davis
Andrew L. Davis
Chief Financial Officer

Date: July 13, 2012

A signed original of this written statement required by Section 302 has been provided to Emerson Radio Corp. and will be retained by Emerson Radio Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

**Exhibit 32**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Emerson Radio Corp., (the "Company") on Form 10-K for the period ended March 31, 2012, filed with the Securities and Exchange Commission (the "Report"), Duncan Hon, Chief Executive Officer, and Andrew L. Davis, Chief Financial Officer, of the Company each hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the consolidated financial condition of the Company as of the dates presented and the consolidated result of operations of the Company for the periods presented.

By: /s/ Duncan Hon
Duncan Hon
Chief Executive Officer

By: /s/ Andrew L. Davis
Andrew L. Davis
Chief Financial Officer

Dated: July 13, 2012

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Emerson Radio Corp. and will be retained by Emerson Radio Corp. and furnished to the Securities and Exchange Commission or its staff upon request.